                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 15)*


                    BLOCKBUSTER ENTERTAINMENT CORPORATION
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                 093676-10-4
                                (CUSIP Number)

                              Thomas W. Hawkins
                    Blockbuster Entertainment Corporation
                            One Blockbuster Plaza
                          Ft. Lauderdale, FL  33301
                            Phone:  (305) 832-3191
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               January 7, 1994
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                              Page 2 of ___ Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H. Wayne Huizenga

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                              (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)  /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


NUMBER OF         7       SOLE VOTING POWER
 SHARES                         0
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                        15,342,117
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                       0
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                           15,342,117

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,342,117

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*  / X /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2%

14       TYPE OF REPORTING PERSON*

         IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7          2-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        Amendment No. 15 to Schedule 13D

                 This Amendment No. 15 amends and supplements the Schedule 13D, as amended and as previously filed with the Securities and Exchange Commission (the "Commission") by H. Wayne Huizenga (hereinafter referred to as the "reporting person") with respect to Blockbuster Entertainment Corporation (the "Issuer"), as set forth below. Unless otherwise specified, all terms referred to herein shall have the meaning ascribed to them in such Schedule 13D, as amended.

ITEM 4.  PURPOSE OF THE TRANSACTION.

                 Item 4 is hereby amended and supplemented as follows:

                 On January 7, 1994, the Issuer and Viacom Inc. ("Viacom") entered into the Agreement and Plan of Merger, dated as of January 7, 1994 (the "Merger Agreement"), pursuant to which and subject to the terms and conditions of the Merger Agreement, the Issuer would be merged with and into Viacom with Viacom remaining as the surviving corporation G(the "Merger"). Under the terms of the Merger Agreement, as of the effective time of the Merger, each outstanding share of the Common Stock shall be converted automatically into the right to receive (i) .08 of one share of Viacom Class A Common Stock, par value $.01

                              Page 3 of 23 Pages
per share, (ii) .60615 of one share of Viacom Class B Common Stock, par value $.01 per share ("Viacom Class B Common Stock"), and (iii) up to an additional .13829 of one share of Viacom Class B Common Stock, with such amount to be determined in accordance with, and the right to receive such shares to be evidenced by, one variable common right issued by Viacom. In addition, employee stock options and warrants outstanding as of the effective time of the Merger will become exercisable thereafter for the Merger consideration described above.
                 In connection with the Merger Agreement, the reporting person entered into a Stockholders Stock Option Agreement, dated as of January 7, 1994, with Viacom (the "Stock Option Agreement") pursuant to which, the reporting person granted to Viacom an irrevocable option to purchase up to 10,905,885 shares of Common Stock at an exercise price of $30.125 per share (the "Stock Option"). In addition, the reporting person has also granted to Viacom a proxy to vote the shares of Common Stock subject to the Stock Option (the "Option Shares") in favor the Merger Agreement and the transactions contemplated thereby and against any competing business combination proposal.





                             Page 4 of 23 Pages

                 Subject to certain conditions, Viacom may exercise the Stock Option at any time following the termination of the Merger Agreement (other than a termination due to a breach of any representation, warranty, covenant or agreement of Viacom in the Merger Agreement) until the expiration of the Stock Option, provided that at the time of exercise there exists a "Competing Transaction" with respect to the Issuer. Under the Merger Agreement, a Competing Transaction generally means any of the following transactions involving the Issuer or any of its subsidiaries: (i) any merger, consolidation, share exchange, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of the Issuer and its subsidiaries, taken as a whole, in a single transaction or a series of transactions; (iii) any tender or exchange offer for 25% or more of the outstanding shares of capital stock of the Issuer or the filing of a registration statement in connection therewith; (iv) any person having acquired beneficial ownership or the right to acquire beneficial ownership of, or any group (as defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) having been formed which beneficially owns, or has the right to ac-





                              Page 5 of 23 Pages
quire beneficial ownership of, 25% or more of the then outstanding shares of capital stock of the Issuer; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, in each case, other than transactions contemplated by the Merger Agreement. If the Stock Option becomes exercisable, Viacom is entitled to exercise it at any time prior to the close of business on the 120th day following termination of the Merger Agreement. The purchase price for the Option Shares is to be paid by Viacom in immediately available funds.
                 While the Stock Option is outstanding, the reporting person may not (i) sell, pledge (except as set forth below) or otherwise dispose of the Option Shares, (ii) deposit the Option Shares into a voting trust or enter into a voting agreement with respect to such shares or grant any proxy with respect thereto or (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any Common Stock. Under the Stock Option Agreement, exercises of rights or remedies pursuant to bona fide pledges of the Option Shares to banks or other financial institutions are not restricted provided that any pledges grant-





                              Page 6 of 23 Pages
ed after the date of the Stock Option Agreement on the Option Shares will be subject to the Stock Option.
        The foregoing is a summary of the Stock Option Agreement and is qualified in its entirety by reference thereto, a copy of which is attached hereto as exhibit 22.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and supplemented as follows:

        As of the date of this Amendment No. 15, the reporting person beneficially owns and has the shared power to vote or direct the vote of, and to dispose or direct the disposition of, 15,342,117 shares of Common Stock (which includes 4,436,232, shares of Common Stock which the reporting person has the right to acquire beneficial ownership of within 60 days). Such shares of Common Stock represent in the aggregate approximately 6.2 percent of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 247,380,069 shares of Common Stock outstanding as of December 31, 1993, which number includes the shares of which the reporting person has right to acquire beneficial ownership of within 60 days). The





                             Page 7 of 23 Pages
reporting person shares voting and dispositive power with Viacom.  See Item 4.
                 The reporting person has, from time to time, made, and may, from time to time in the future, make, gifts of shares of Common Stock to the Foundation of which the reporting person is the President and a director. The Foundation has, from time to time, made, and may, from time to time in the future, make, gifts of Common Stock to charitable organizations. As of the date of this Amendment No. 15, the Foundation holds 96,961 shares of Common Stock. The reporting person disclaims beneficial ownership of the shares of Common Stock which may now or in the future be held by the Foundation and the inclusion of any such shares in any statement filed, by or on behalf of, the reporting person shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of such shares.
                 Except as set forth in this Amendment No. 15, the reporting person has not effected, for his own account, any transactions in the Common Stock during the past 60 days.





                             Page 8 of 23 Pages

ITEM 6. CONTRACT ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                             See Items 4, 5 and 7.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

                 22. Stockholders Stock Option Agreement, dated as of January 7, 1994 among Viacom Inc. and each person or entity listed on the signatures page thereof.





                             Page 9 of 23 Pages

SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct. Date: Janaury 14, 1994


                                     /s/ H. Wayne Huizenga
                                     -------------------------------------
                                     H. Wayne Huizenga





                             Page 10 of 23 Pages

                                 EXHIBIT INDEX

22. Stockholders Stock Option Agreement, dated as of January 7, 1994 among Viacom Inc. and each person or entity listed on the signature pages thereof.





                             Page 11 of 23 Pages

January 18, 1994


SUBJECT:     Attachments 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15


     Attached to Amendment No. 15, and being filed electronically herewith pursuant to Section 232.101(a) (2) (ii) of Regulation S-T are the Schedule 13D and Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 14 thereto, which have been previously filed in paper form.

                                                                  Attachment # 1
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. ____)


                    BLOCKBUSTER ENTERTAINMENT CORPORATION
                               (Name of Issuer)


                                    COMMON
                        (Title of Class of Securities)


                                  09376-10-4
                                (CUSIP Number)


                              H. Wayne Huizenga
                         901 East Las Olas Boulevard
                          Ft. Lauderdale, FL  33301
                            Phone:  (305) 524-8400
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              February 13, 1987
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / X /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of 100 Pages

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                              Page 2 of 100 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H. Wayne Huizenga

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                              (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)  /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


NUMBER OF         7       SOLE VOTING POWER
 SHARES                         987,782
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                      2,963,348
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                       987,782
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                                 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,963,348

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*  /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         53.3%

14       TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

         ITEM 1. Security and Issuer. The class of equity securities to which this statement relates is the common stock, par value $.10 per share (the "Common Stock"), of Blockbuster Entertainment Corporation, a Delaware corporation (the "Company"), which has its executive offices at 10460 Miller Road, Dallas, Texas 75238.

         ITEM 2. Identity and Background. This statement is filed by H. Wayne Huizenga ("Huizenga") whose principal business address is 901 East Las Olas Boulevard, Ft. Lauderdale, Florida 33301. Huizenga is a private investor and is a citizen of the United States.

         Huizenga is making this filing because he is a member of a "group" with John J. Melk ("Melk") and Donald F. Flynn ("Flynn") (the "Group") pursuant to Rule 13d-5 under the Securities Exchange Act of 1934 ("Exchange Act"), as more fully set forth in Items 3, 4 and 5 below. Huizenga is filing this statement on his own behalf and not on behalf of any other member of the Group pursuant to Rule 13d-1(f)(2) under the Exchange Act.

         Except as otherwise stated herein, any information provided in this statement with respect to any member of the Group, other than Huizenga, has been extracted from information set forth in a Schedule 13D filed previously or concurrently herewith with the Securities and Exchange Commission (the "Commission") by each such member and Huizenga disclaims all responsibility for the completeness or accuracy of such information. The remaining sub items of Item 2 do not apply.

         ITEM 3.  Source and Amount of Funds or Other Consideration.
As more fully described in Items 4 and 5 hereof, this statement on Schedule 13D relates to the acquisition by Huizenga, Melk and Flynn of 384,615 shares (128,205 shares each) of Common Stock (the "First Closing Shares") for a price of $13.00 per share, or a total purchase price of $5,000,000.00, from the Company, on February 13, 1987 ("First Closing"), pursuant to that certain stock purchase agreement, made and entered into on February 11, 1987 (the "Stock Purchase Agreement") by and between the Company and Melk, Huizenga and Flynn. A copy of the Stock Purchase Agreement is attached as Exhibit "1" and incorporated by reference herein.

         The Group has agreed to purchase, pursuant to the terms and conditions of the Stock Purchase Agreement, (a) an additional 384,615 shares of the authorized but unissued Common Stock (the "Second Closing Shares") for a price of $13.49 per share, or a total purchase price of $5,187,500.00, from the Company, on or before August 14, 1987 ("Second Closing"); and (b) an additional 494,118 shares of the authorized but unissued Common Stock (the "Third Closing Shares") for a price of $17.00 per share, or a total purchase price of $8,400,000.00, on or before August 13, 1988 ("Third Closing"); provided however that as a condition precedent to the Group's obligations at the Third Closing, the average of the "current per share market price" (as defined in the Stock Purchase Agreement) of the Common Stock for thirty consecutive
Trading Days (as defined in the Stock Purchase Agreement) ending five Trading Days preceding the Third Closing shall be at least $17.00 as adjusted pursuant to the Stock Purchase Agreement.

        Pursuant to the Stock Purchase Agreement, the Group received warrants to purchase not more than 850,000 shares of the authorized but unissued Common Stock at $17.00 per share (the "A Warrants") and warrants to purchase not more than 850,000 shares of the authorized but unissued Common Stock at $21.00 per share (the "B Warrants"). The A Warrants and the B Warrants (collectively, the "Warrants") are exercisable by the holders commencing on the date of the Second Closing and ending on February 13, 1992. Forms of the warrant certificates representing the Warrants are attached to the Stock Purchase Agreement as Exhibits "A" and "B" thereto and incorporated by reference herein. The First Closing Shares, the Second Closing Shares, the Third Closing Shares, and the Warrants are hereinafter collectively referred to as the "Securities".

         Huizenga's source of funds for the $1,666,666.67 consideration paid for purchase of his portion of the First Closing Shares was available liquid personal funds. Huizenga's source of funds for the purchase of his portion of the remaining Securities is undetermined as of the date hereof, but most likely will come from a combination of personal funds and bank borrowings.

         ITEM 4. Purpose of the Transaction. The purposes of the sale of the Securities to the Group upon the terms and conditions set forth in the Stock Purchase Agreement are to provide additional equity to support the Company's growth plans and to allow members of the Group to influence or participate in the management of the Company.

         Proceeds to the Company of the new equity financing will be used to accelerate the Company-owned superstore expansion program and to provide funds for potential acquisitions and other corporate purposes.

         Huizenga, Melk and Flynn have agreed to act together for the purpose of acquiring, holding and voting their shares of Common Stock, and collectively own more than five percent (5%) of the Company's issued and outstanding shares of common stock and admit that they constitute a "group" under Rule 13d-5(b).

         On February 13, 1987, the Company's board of directors was increased from three directors to six, and Huizenga, Flynn and Melk were elected to fill these new director positions. Immediately after the Second Closing, the number of directors shall be increased to seven and an additional director chosen by Huizenga, Melk and Flynn, and reasonably acceptable to the directors other than members of the Group, will be added to the Company's board, provided however that if the Second Closing does not occur, two of the members of the Group shall resign from the board no later than August 15, 1987 and the number of directors shall be immediately decreased to four.

         As more fully described in Item 3 hereof, pursuant to the Stock Purchase Agreement, the members of the Group have acquired the right to purchase additional shares of Common Stock from the Company and also have been issued warrants to purchase additional shares of Common Stock from the Company.

         Pursuant to a shareholders' agreement proposed to be executed by and among Huizenga, Melk and Flynn (the "Shareholders' Agreement"), which is anticipated to be in substantially the form attached hereto as Exhibit "2" and incorporated by reference herein, the parties anticipate that they will agree that upon the death of any one of them prior to the Second or Third Closing and/or the exercise of the Warrants, the surviving parties shall assume in full the decedent's remaining obligations under the Stock Purchase Agreement and shall have the exclusive right to purchase all of the unissued shares of Common Stock subject to the Stock Purchase Agreement and the Warrants. The surviving parties, however, would agree not to purchase from the decendent's estate any of the shares of Common Stock that were acquired by the decedent.

         Pursuant to the Stock Purchase Agreement, the Group has agreed that for the two year period immediately following the First Closing, the Group shall not be a party to the consummation of any transaction involving the Company which is subject to Rule 13E-3 as in effect on February 11, 1987 under the Securities Exchange Act, unless such proposed action is approved by a majority of the shares of Common Stock held by stockholders other than members of the Group.

         Upon the completion of the Second Closing, a voting agreement dated February 11, 1987, between Huizenga, Flynn, Melk, David P. Cook, Chairman and Chief Executive Officer of the Company ("Cook"), Kenneth W. Anderson,
President of the Company ("Anderson"), Lawrence Beck and Scott Beck (Lawrence Beck and Scott Beck are hereinafter collectively referred to as the "Becks"), a copy of which is attached hereto as Exhibit "3" and incorporated by reference herein (the "Voting Agreement"), will become effective. Pursuant to the Voting Agreement, the Group, as "Voting Representatives" thereunder, will exercise voting power over 700,000 shares of Common Stock owned by Cook, Anderson and the Becks in addition to 769,230 shares of Common Stock owned by the Group. The Voting Agreement provides that Cook, Anderson and the Becks may vote their shares independently of the Voting Agreement when the action to be voted upon may give rise to a statutory right of appraisal under Section 262 of the Delaware Corporation Law and that they may remove their shares free from any restrictions of the Voting Agreement in the exercise of such appraisal rights. On all other matters, all shares subject to the Voting Agreement shall be voted in accordance with the decision of a majority of the Group. On the date of the Third Closing, 294,117 of the Third Closing Shares acquired by the Group will also be subject to the Voting Agreement.

         Although Huizenga's present plans with respect to the Securities and the Company are as indicated above, Huizenga reserves the right to change such plans or proposals, and to take such action, with respect to the Company and any or all of the foregoing matters and any other matters, as he may determine.

        ITEM 5. Interest in Securities of the Issuer. The Company has sold and issued the Group 384,615 shares of Common Stock; the Group has the right to purchase from the Company an additional 384,615 shares of the authorized but unissued Common Stock on or before August 14, 1987; and the Group has the right to purchase from the Company an additional 494,118 shares of Common Stock on or before August 13, 1988, subject to certain conditions precedent as more fully set forth in Item 3 hereof and the Stock Purchase Agreement. In addition, the Group has been issued warrants to purchase not more than an aggregate of 1,700,000 additional shares of authorized but unissued Common Stock as more fully set forth in Item 3 above and in the Warrants.

         Accordingly, as of the date hereof, the Group beneficially owns or has the right to acquire beneficial ownership of an aggregate of 2,963,348 shares of the Common Stock of the Company, which represents approximately 53.3% of the outstanding Common Stock. Pursuant to Rule 13d-4 of the Exchange Act, Huizenga disclaims any beneficial ownership or control (voting or dispositive) over 25,000 shares of Common Stock acquired by Melk prior to February 13, 1987.

         Subject to the terms and conditions of the Stock Purchase Agreement, the Warrants, the Shareholders' Agreement, and the Voting Agreement, to the best of the knowledge of Huizenga, as of the date hereof, the Group has the power to vote, or to direct the voting of, and to dispose of, or direct the disposition of, the 2,963,348 shares of Common Stock beneficially owned (or subject to the right to acquire beneficial ownership) by the Group. As of the date hereof, Huizenga, Flynn and Melk beneficially own or have the right to acquire beneficial ownership of, and each have the power to vote or direct the voting of, and dispose of, or direct the disposition of, the number of shares of the Common Stock as indicated on Exhibit "4" hereto which is incorporated by reference herein.

         Huizenga does not beneficially own any Common Stock of the Company except as set forth above. To the best of the knowledge of Huizenga, no persons other than the members of the Group, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,963,348 shares of Common Stock beneficially owned (or subject to the right to acquire beneficial ownership) by the Group.

         Except as set forth herein, Huizenga has not effected, for his own account, any transaction in the Common Stock of the Company during the past 60 days.

        ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities to the Issuer. Except as provided in the Stock Purchase Agreement, the Warrants, the Voting Agreement, the Shareholders' Agreement, or as otherwise described in this document, Huizenga has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits of losses, or the giving or withholding of proxies.

         ITEM 7   Material Filed as Exhibits Hereto.

Exhibit 1:  Stock Purchase Agreement

Exhibit 2:  Proposed Shareholders' Agreement

Exhibit 3:  Voting Agreement

Exhibit 4:  Interests in Securities of the Issuer

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2-20-87

Signature: /s/ H. Wayne Huizenga

Name:  H. Wayne Huizenga

                                                                 Attachment # 2
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. ONE)*


                    BLOCKBUSTER ENTERTAINMENT CORPORATION
                               (Name of Issuer)


                                    COMMON
                        (Title of Class of Securities)


                                  09376-10-4
                                (CUSIP Number)

                              H. Wayne Huizenga
                         901 East Las Olas Boulevard
                          Fort Lauderdale, Fl 33301
                           Telephone (305) 524-8400
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                March 18, 1987
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                              Page  2   of 27 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H. Wayne Huizenga

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                              (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF         7       SOLE VOTING POWER
 SHARES                           987,782
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                          3,635,436
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                         987,782
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,635,436

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /  /



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         65.5%

14       TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment One to the Schedule 13D Statement dated February 20, 1987 and filed with the Securities and Exchange Commission on February 23, 1987 by H. Wayne Huizenga is filed to report the changes stated below. Other than as set forth in this Amendment One, The original Schedule 13D Statement to which this Amendment One relates is true and complete. That original Schedule 13D and exhibits filed therewith are incorporated by reference to this Amendment One.

ITEM 2.  Identity and Background

         Item 2 is hereby amended to read as follows:

         This statement is filed by H. Wayne Huizenga ("Huizenga") whose principal business address is 901 East Las Olas Boulevard, Ft. Lauderdale, FL 33301. Huizenga is a private investor and is a citizen of the United States.

         Huizenga is making this filing because he is a member of a "group" with John J. Melk ("Melk"), Donald F. Flynn ("Flynn"), David P. Cook, Chairman and President of the Company, ("Cook"), Kenneth W. Anderson, a former President of the Company ("Anderson"), Lawrence Beck and Scott Beck (Lawrence Beck and Scott Beck are hereinafter collectively referred to as the "Becks") (the "Group") pursuant to Rule 13d-5 under the Securities Exchange Act of 1934 ("Exchange Act"), as more fully set forth in Items 3, 4 and 5 below. Huizenga is filing this statement on his own behalf and not on behalf of any other member of the Group pursuant to Rule 13d-1(f)(2) under the Exchange Act.

         Except as otherwise stated herein, any information provided in this statement with respect to any member of the Group, other than Huizenga, has been extracted from information set forth in a Schedule 13D or amendment thereto filed previously or concurrently herewith with the Securities and Exchange Commission (the "Commission") by Flynn and Melk or in the most recent Form 10-K filed by the Company with the Commission, and Huizenga disclaims all responsibility for the completeness or accuracy of such information. The remaining sub-items of Item 2 do not apply.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following paragraphs:

         As more fully described in Items 4 and 5 hereof, this Amendment One to the Statement on Schedule 13D relates to the acquisition by Huizenga, Melk and Flynn of 384,615 shares (128,205 shares each) of Common Stock (the "Second Closing Shares") for a total purchase price of $5,033,395.35 ($1,677,798.45 each), from the Company, on March 18, 1987 ("Second Closing"), pursuant to the Stock Purchase Agreement and an amendment thereto made and entered into as of March 18, 1987 (the "Stock Purchase Agreement Amendment"). The Stock Purchase Agreement Amendment is attached as Exhibit "5" and is incorporated to this Amendment One by reference. The Stock Purchase Agreement and Stock Purchase Agreement Amendment are hereby collectively referred to as "Amended Stock Purchase Agreement".

         Huizenga's source of funds for the $1,677,798.45 consideration paid for the purchase of his portion of the Second Closing

Shares was an obligation to pay cash pursuant to a promissory note in the principal amount of $1,677,798.45 bearing interest at the annual rate of 7.5% from March 18, 1987 until maturity of such note on August 14, 1987.

ITEM 4.  Purpose of Transaction.

         Item 4 is hereby amended to read as follows:

         The purposes of the sale of the Securities to Huizenga, Melk and Flynn upon the terms and conditions set forth in the Amended Stock Purchase Agreement are to provide additional equity to support the Company's growth plans and to allow certain members of the Group to influence or participate in the management of the Company.

         Huizenga, Melk, Flynn, Cook, Anderson and the Becks have agreed to act together for the purpose of voting their shares of Common Stock, and own more than five percent (5%) of the Company's issued and outstanding shares of common stock and admit that they constitute a "group" under Rule 13d-5(b). Huizenga, Melk and Flynn also have agreed to act together for purposes of acquiring and holding their respective shares of Common Stock.

         Immediately after the First Closing, on February 13, 1987, the Company's board of directors was increased from three directors to six, and Huizenga, Flynn and Melk were elected to fill these new director positions. Immediately after the Second Closing, on March 18, 1987, Anderson resigned from the Company's board of directors, decreasing the board's size to five directors.

         As more fully described in Item 3 hereof, pursuant to the Amended Stock Purchase Agreement, Huizenga, Melk and Flynn have each acquired the right to purchase additional shares of Common Stock from the Company and also have been issued warrants to purchase additional shares of Common Stock from the Company.

         Pursuant to the Amended Stock Purchase Agreement, Huizenga, Melk and Flynn have agreed that for the two year period immediately following the First Closing, they shall not be a party to the consummation of any transaction involving the Company which is subject to Rule 13E-3 as in effect on February 11, 1987 under the Securities Exchange Act, unless such proposed action is approved by a majority of the shares of Common Stock held by stockholders other than Huizenga, Flynn and Melk.

         At the Second Closing on March 18, 1987, the Voting Agreement, along with an amendment thereto dated March 18, 1987 (the "Voting Agreement Amendment") became effective. The Voting Agreement Amendment is attached hereto as Exhibit "6" and is incorporated to this Amendment One by reference. The Voting Agreement and the Voting Agreement Amendment are hereinafter collectively referred to as the Amended Voting Agreement. Pursuant to the Amended Voting Agreement, Huizenga, Melk and Flynn, as "Voting Representatives" thereunder, will exercise voting power over 431,392 shares of Common Stock owned by Cook, 40,696 shares of Common Stock owned by Anderson and 200,000 shares of Common Stock owned by the Becks, in addition to 769,230 shares of Common Stock owned by Huizenga, Melk and Flynn (256,410 each). The

Amended Voting Agreement provides that Cook, Anderson and the Becks may vote their respective shares independently of the Amended Voting Agreement when the action to be voted upon may give rise to a statutory right of appraisal under
Section 262 of the Delaware Corporation Law and that they may remove their shares free from any restrictions of the Amended Voting Agreement in the exercise of such appraisal rights. On all other matters, all shares subject to the Amended Voting Agreement shall be voted in accordance with the decision of a majority of Huizenga, Melk and Flynn. Also, under the Amended Voting Agreement, Huizenga, Flynn and Melk have a right of first refusal to purchase the shares of Common Stock subject to the Amended Voting Agreement which are presently owned by Cook, Anderson and the Becks, which right of refusal expressly is assignable by Huizenga, Melk and Flynn as to the shares of Common Stock presently owned by Cook and Anderson. On the date of the Third Closing, 294,117 of the Third Closing Shares to be acquired by Huizenga, Melk and Flynn will also be subject to the Voting Agreement.

         Although Huizenga's present plans with respect to the Securities and the Company are as indicated above, Huizenga reserves the right to change such plans or proposals, and to take such action, with respect to the Company and any or all of the foregoing matters and any other matters, as he may determine.

ITEM 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended to read as follows:

         The Company has sold and issued Huizenga, Flynn and Melk 769,230 shares of Common Stock (256,410 shares each); and Huizenga, Flynn and Melk have the right to purchase from the Company an additional 494,118 shares (164,706 shares each) of authorized but unissued Common Stock on or before August 13, 1988, which right to buy becomes an obligation to buy on August 13, 1988 subject to certain conditions precedent as more fully set forth in Item 3 hereof and the Amended Stock Purchase Agreement. In addition, Huizenga, Flynn and Melk have been issued warrants to purchase not more than an aggregate of 1,700,000 additional shares of authorized but unissued Common Stock as more fully set forth in Item 3 above and in the Warrants. Cook owns 431,392 shares of Common Stock, Anderson owns 55,696 shares of Common Stock and the Becks own 204,600 shares of Common Stock.

         As of March 27, 1987, the Group beneficially owned or had the right to acquire beneficial ownership of an aggregate of 3,635,436 shares of the Common Stock of the Company, which represents approximately 65.5% of the outstanding Common Stock (assuming that the only changes thereafter in the aggregate amount of outstanding shares result from the issuance to Melk, Huizenga and Flynn of the Third Closing Shares and the shares subject to the Warrants). Pursuant to Rule 13d-4 of the Exchange Act, Huizenga and the Group disclaim any beneficial ownership or control (voting or dispositive) over (a) 25,000 shares of Common Stock acquired by Melk prior to February 13, 1987 and (b) any and all shares owned by Cook, Anderson and/or the Becks except for their 672,088 shares subject to the Amended Voting Agreement.

         Subject to the terms and conditions of the Amended Stock Purchase Agreement, the Warrants, the Shareholders' Agreement, and the Amended Voting Agreement, Huizenga, Flynn, Melk, Cook, Anderson and the Becks each have the power to vote or direct the voting of (subject to the Voting Agreement), and dispose or direct the disposition of, the number of shares of the Common Stock as indicated on Exhibit "7" hereto which is incorporated by reference to this Amendment One.

         Huizenga and the Group do not beneficially own any Common Stock of the Company except as set forth above. No persons other than the members of the Group, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,635,436 shares of Common Stock beneficially owned (or subject to the right to acquire beneficial ownership) by the Group.

         Except as set forth herein, Huizenga has not effected, for his own account, any transaction in the Common Stock of the Company during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities to the Issuer.

         Item 6 is hereby amended to read as follows:

         Except as provided in the Amended Stock Purchase Agreement, the Warrants, the Amended Voting Agreement, the Shareholders' Agreement, or as otherwise described in this document, Huizenga has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         ITEM 7. Material Filed as Exhibits Hereto.

Exhibits 1 through 4 were attached to the original Schedule 13D filed on February 23, 1987 and are incorporated by reference hereto. Exhibit 4 is hereby replaced by Exhibit 7.

Exhibit 5:       Stock Purchase Agreement Amendment

Exhibit 6:       Voting Agreement Amendment

Exhibit 7:       Interests in Securities of the Issuer

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 1987

Signature: /s/ H. Wayne Huizenga

Name: H. Wayne Huizenga

                                                                Attachment # 3
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  2)*


                     BLOCKBUSTER ENTERTAINMENT CORPORATION
                               (Name of Issuer)


                                    COMMON
                        (Title of Class of Securities)


                                  09376-10-4
                                (CUSIP Number)

                               H. Wayne Huizenga
                          901 East Las Olas Boulevard
                           Fort Lauderdale, FL 33301
                           Telephone: (305) 524-8400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   May 5, 1987
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of  9  Pages

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                              Page  2   of  9   Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H. Wayne Huizenga

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                              (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF         7       SOLE VOTING POWER
 SHARES                           987,782
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                          3,315,436
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                         987,782
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,315,436

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /  /



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         59.0%

14       TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 2 to the Schedule 13D Statement, as amended and as previously filed with the Securities and Exchange Commission by H. Wayne Huizenga is filed to report the changes stated below. Other than as set forth in this Amendment No. 2, the Schedule 13D Statement, as amended, to which this Amendment No. 2 relates is true and complete. The Schedule 13D, as amended, and exhibits therewith as previously filed are incorporated by reference to this Amendment No. 2. Unless otherwise indicated, all terms referred to herein shall have the meaning as set forth in the Schedule 13D, as amended.

ITEM 4.  Purpose of Transaction.

         Item 4 is hereby amended to report that Cook resigned as Chairman, President and Chief Executive Officer of the Company on April 23, 1987, and on the same date Huizenga assumed those positions. Cook also resigned as a director of the Company on April 23, 1987, reducing the number of directors to four. Huizenga, Flynn and Melk plan to vote all of the 1,121,318 shares of Common Stock subject to the Amended Voting Agreement at the next annual meeting of the shareholders of the Company in favor of re-electing the four current directors to another term, and in favor of electing an additional director (if one is nominated) to fill the vacancy created by Cook's resignation. Huizenga, Flynn and Melk are planning to identify a person who the Board could nominate for election at the next annual shareholders' meeting as an additional "independent" director (i.e., a person who is not an employee of the Company and who is not affiliated with

Huizenga, Flynn and Melk), but they may not be successful in locating any such person who would be willing to serve.

         Although Huizenga's present plans with respect to the Securities and the Company are as indicated above, Huizenga reserves the right to change such plans or proposals, and to take such action, with respect to the Company and any or all of the foregoing matters and any other matters, as he may determine.

ITEM 5.  Interest in Securities of the Issuer.

         The last sentence of the first paragraph of Item 5 is hereby amended to read as follows:

         Cook owns 111,392 shares of Common Stock, Anderson owns 55,696 shares of Common Stock and the Becks own 220,600 shares of Common Stock.

         The remaining paragraphs of Item 5 are amended to read as follows:

         Since the date of the last filing of an amendment to this Schedule 13D Cook has disposed of a total of 320,000 shares of Common Stock. Cook's sales were effected in over-the-counter broker transactions pursuant to Rule 144 promulgated under the Securities Act of 1933. The following table describes the dates of the transactions, the amounts of shares of Common Stock involved, and the price per share obtained by Cook:

 Date of Sale                                      Amount of Shares                     Price Per Share
 ------------                                      ----------------                     ---------------
 April 29, 1987                                     65,000                               $22.75

 April 29, 1987                                     37,000                               $22.00

 May 4, 1987                                        70,000                               $20.50

 May 5, 1987                                        83,000                               $20.00

 May 5, 1987                                        65,000                               $20.50

         Huizenga, Flynn and Melk declined to exercise their rights of first refusal to purchase the shares sold by Cook pursuant to the Amended Voting Agreement. Cook still owns 111,392 shares of Common Stock which are subject to the terms and provisions of the Amended Voting Agreement.

         Huizenga, Flynn and Melk have the right to exercise voting power over 769,230 shares of Common Stock which they own and to exercise voting power over 111,392 shares of Common Stock owned by Cook, 40,696 shares of Common Stock owned by Anderson, and 200,000 shares of Common Stock owned by the Becks, for a total of 1,121,318 shares of Common Stock, pursuant to the Amended Voting Agreement.

         As of May 6, 1987, the Group beneficially owned or had the right to acquire beneficial ownership of an aggregate of 3,315,436 shares of the Common Stock of the Company, which represents approximately 59.0% of the outstanding Common Stock (assuming that the only changes thereafter in the aggregate amount of outstanding shares result from the issuance to Melk, Huizenga and Flynn of the Third Closing Shares and the shares subject to the Warrants). Pursuant to Rule 13d-4 of the Exchange

Act, Huizenga and the Group disclaim any beneficial ownership or control (voting or dispositive) over (a) 25,000 shares of Common Stock acquired by Melk prior to February 13, 1987 and (b) any and all shares owned by Cook, Anderson and /or the Becks except for 352,088 of their shares which are subject to the Amended Voting Agreement.

         Subject to the terms and conditions of the Amended Stock Purchase Agreement, the Warrants, the Shareholders' Agreement, and the Amended Voting Agreement, Huizenga, Flynn, Melk, Cook, Anderson and the Becks each have the power to vote or direct the voting of (subject to the Voting Agreement), and dispose or direct the disposition of, the number of shares of Common Stock as indicated on Exhibit "8" hereto which is incorporated by reference to this Amendment No. 2.

         Huizenga and the Group do not beneficially own any Common Stock of the Company except as set forth above. No persons other than the members of the Group, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,315,436 shares of Common Stock beneficially owned (or subject to the right to acquire beneficial ownership) by the Group.

         Except as set forth herein, Huizenga has not effected, for his own account, any transaction in the Common Stock of the Company during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities to the Issuer.

         Item 6 is hereby amended to read as follows:

         Except as provided in the Amended Stock Purchase Agreement, the Warrants, the Amended Voting Agreement, the Shareholders' Agreement, or as otherwise described in this Amendment No. 2, Huizenga has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         ITEM 7. Material Filed as Exhibits Hereto.

All Exhibits previously filed with the Schedule 13D or any amendment thereto are incorporated by reference hereto, except Exhibit 7 is hereby replaced by
Exhibit 8 attached hereto.

Exhibit 8:  Interests in Securities of the Issuer.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 12, 1987

Signature: /s/ H. Wayne Huizenga

Name:  H. Wayne Huizenga

                                                                  Attachment # 4
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                     BLOCKBUSTER ENTERTAINMENT CORPORATION
                                (Name of Issuer)


                                     COMMON
                         (Title of Class of Securities)


                                   09376-10-4
                                 (CUSIP Number)


                          Stephen K. Roddenberry, Esq.
                                Holland & Knight
                     1200 Brickell Avenue, Miami, FL 33131
                                 (305) 374-8500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 24, 1987
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                                   Page 2 of 21 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H. WAYNE HUIZENGA

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                              (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

NUMBER OF         7       SOLE VOTING POWER
 SHARES                           987,782
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                          3,530,436
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                         987,782
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,530,436

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         60.8%

14       TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 3 to the Schedule 13D Statement, as amended and as previously filed with the Securities and Exchange Commission by H. Wayne Huizenga is filed to report the changes stated below. Other than as set forth in this Amendment No. 3, the Schedule 13D, as amended, to which this Amendment No. 3 relates is true and complete. The Schedule 13D, as amended, and exhibits therewith as previously filed are incorporated by reference to this Amendment No. 3. Unless otherwise indicated, all terms referred to herein shall have the meaning as set forth in the Schedule 13D, as amended.

         ITEM 2.  Identity and Background.

         Item 2 is hereby amended to read as follows:

        This statement is filed by H. Wayne Huizenga ("Huizenga") whose principal business address is 901 East Las Olas Boulevard, Fort Lauderdale, FL 33301. Huizenga is a private investor and Chairman, President and Chief Executive Officer of the Company, and also is a citizen of the United States.

        Huizenga is making this filing because he is a member of a "group" with John J. Melk, Vice Chairman of the Company ("Melk"); Donald F. Flynn ("Flynn"); David P. Cook, a former Chairman and President of the Company ("Cook"); Kenneth
W. Anderson, a former President of the Company ("Anderson"); James F. Ellis, a Senior Vice President of the Company ("Ellis"); Lawrence Beck and Scott Beck (Lawrence Beck and Scott Beck are hereinafter collectively referred to as the "Becks"), pursuant to Rule 13d-5 under the Securities Exchange Act of 1934 ("Exchange Act"), as more fully set forth in Items 3, 4 and 5 below. Huizenga, Melk, Flynn, Ellis, Cook, Anderson and the Becks are hereinafter collectively referred to as the "Group". Huizenga is filing this statement on his own behalf and not on behalf of any other member of the Group pursuant to Rule 13d-1(f)(2) under the Exchange Act.

         Except as otherwise stated herein, any information provided in this statement with respect to any member of the Group, other than Huizenga, has been extracted from information set forth in a Schedule 13D or amendment thereto filed with the Securities and Exchange Commission (the "Commission") previously or concurrently herewith by Flynn or Melk or otherwise provided to Huizenga by other members of the Group after reasonable inquiry, or in the most recent Form 10-K, Form 10-Q and Form 8-K filed with the Commission by the Company, and Huizenga disclaims all responsi-bility for the completeness or accuracy of such information. The remaining sub-items of Item 2 do not apply.

         ITEM 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following paragraph:

         On June 17, 1987, Huizenga paid the sum of $1,709,179.98 to the Company, pursuant to a promissory note in the principal amount of $1,677,798.45 bearing interest at the annual rate of 7.5% from March 18, 1987 until the date of payment. Said note was given by Huizenga to the Company on March 18, 1987 as consideration for the issuance of his portion of Second Closing Shares, and was prepaid in full in accordance with the terms of the note. Huizenga's source of funds for this payment to the Company was available liquid personal funds.

         ITEM 4.  Purpose of Transaction.

         Item 4 is hereby amended to report that John W. Croghan has been nominated for election at the next annual shareholders' meeting as an additional "independent" director (i.e., a person who is not an employee of the Company and who is not affiliated with Huizenga, Melk or Flynn). Huizenga, Melk and Flynn plan to vote all of the shares of Common Stock subject to the Amended Voting Agreement on the record date for such meeting in favor of electing the four current directors and Mr. Croghan to serve on the Board of Directors until the annual meeting of shareholders to be held in 1988.

         Although Huizenga's present plans with respect to the Securities and the Company are as indicated above, Huizenga reserves the right to change such plans or proposals, and to take such action, with respect to the Company and any or all of the foregoing matters and any other matters, as he may determine.

         ITEM 5.  Interest in Securities of the Issuer.

         The last sentence of the first paragraph of Item 5 is hereby amended to read as follows:

         Cook owns 111,392 shares of Common Stock, Anderson owns 35,696 shares of Common Stock and the Becks own 220,600 shares of Common Stock.

        The last five paragraphs of Item 5 (as set forth in Amendment No. 2) are hereby deleted and the following nine paragraphs are hereby substituted therefor:

         In June, 1987, Anderson disposed of a total of 20,000 shares of Common Stock. Anderson's sales were effected in over-the-counter broker transactions pursuant to Rule 144 promulgated under the Securities Act of 1933. The following tables describes the dates of the transactions, the amounts of shares of Common Stock involved, and the price per share obtained by Anderson:

Date of Sale              Amount of Shares                  Price Per Share
- ------------              ----------------                  ---------------

June 11, 1987                  7,000                            $22.00

June 11, 1987                  3,000                            $22.25

June 17, 1987                  5,000                            $24.25

June 18, 1987                  1,000                            $25.50

June 18, 1987                  1,000                            $26.00

June 18, 1987                  1,000                            $26.50

June 24, 1987                  2,000                            $27.00

         The 15,000 shares of Common Stock sold by Anderson on June 11 and June 17, 1987 were not subject to the Amended Voting Agreement. The 5,000 shares of Common Stock sold by Anderson on June 18 and June 24, 1987 were subject to the Amended Voting Agreement, and Huizenga, Melk and Flynn declined to exercise their rights of first refusal to purchase said 5,000 shares. Anderson still owns 35,696 shares of Common Stock which are subject to the terms and provisions of the Amended Voting Agreement, however, Anderson has notified Huizenga, Melk and Flynn that he may sell an additional 10,000 shares of Common Stock which are subject to the Amended Voting Agreement.

         On June 13, 1987, Huizenga, Melk and Flynn executed a second voting agreement with Ellis, and this second voting agreement, a copy of which is attached hereto as Exhibit "10" and is incorporated by reference herein (the "Second Voting Agreement"), became effective on June 17, 1987. The Second Voting Agreement relates to 110,000 shares of Common Stock acquired by Ellis on June 17, 1987, and Huizenga, Melk and Flynn, as "Voting Representatives" under the Second Voting Agreement, will exercise voting power over the 110,000 shares of Common Stock owned by Ellis on any and all matters in which such Common Stock may be voted. The voting power will be exercised in accordance with the decision of a majority of the Voting Representatives.

         Ellis acquired his 110,000 shares of Common Stock on June 17, 1987 by exercising a warrant for 110,000 shares of Common Stock. Said warrant was issued by the Company to Ellis on June 15, 1987 in exchange for certain securities of Movies To Go, Inc., a Missouri corporation, which securities were valued at $2,200,000.00. Ellis was president of Movies To Go, Inc., and was named a Senior Vice President of the Company in June, 1987 after the Company acquired Movies To Go, Inc. Ellis has an addi-tional warrant to acquire 110,000 shares of Common Stock which is exercisable on January 2, 1989 or on June 29, 1989, subject to certain conditions, a copy of which is attached hereto as Exhibit "11" and is incorporated by reference herein (the "Ellis Warrant"). If the Ellis Warrant is exercised, the 110,0000 shares of Common Stock issued to Ellis will also be subject to a voting agreement, pursuant to which Huizenga, Melk and Flynn will exercise voting control.

         Huizenga, Melk and Flynn collectively have the right to exercise voting power over 769,230 issued and outstanding shares of Common Stock which they own. Pursuant to the Amended Voting Agreement, Huizenga, Melk and Flynn also collectively have the right to exercise voting power over 111,392 shares of Common Stock owned by Cook, 35,696 shares of Common Stock owned by Anderson, and 200,000 shares of Common Stock owned by the Becks. Pursuant to the Second Voting Agreement, Huizenga, Melk and Flynn also collectively have the right to exercise voting power over 110,000 shares of Common Stock owned by Ellis. Therefore, Huizenga, Melk and Flynn collectively have the right to exercise voting power over a total of 1,226,318 issued and outstanding shares of Common Stock.

         As of June 25, 1987, the Group beneficially owned or had the right to acquire beneficial ownership of an aggregate of 3,530,436 shares of Common Stock of the Company, which represents approximately 60.8% of the outstanding Common Stock (assuming that the only changes thereafter in the aggregate amount of outstanding shares result from the issuance to Huizenga, Melk and Flynn of the Third Closing Shares and the shares subject to the Warrants and the issuance to Ellis of the shares subject to the Ellis Warrant). Pursuant to Rule 13d-4 of the Exchange Act, Huizenga and the Group disclaim any beneficial ownership or control (voting or otherwise) over (a) 25,000 shares of Common Stock acquired by Melk prior to February 13, 1987, (b) any and all shares owned by Cook, Anderson and/or the Becks except for 347,088 of their shares which are subject to the Amended Voting Agreement, or (c) any and all shares owned by Ellis except for his 110,000 shares which are subject to the Second Voting Agreement and his 110,000 shares to be issued upon exercise of the Ellis Warrant.

         Subject to the terms and conditions of the Amended Stock Purchase Agreement, the Warrants, the Ellis Warrant, the Shareholders' Agreement, the Amended Voting Agreement, and the Second Voting Agreement, Huizenga, Melk, Flynn, Ellis, Cook, Anderson and the Becks each have the power to vote or direct the voting of (subject to the Amended Voting Agreement and the Second Voting Agreement), and dispose or direct the disposition of, the number of shares of the Common Stock as indicated on Exhibit "9" hereto which is incorporated by reference to this Amendment No. 3.

         Huizenga and the Group do not beneficially own any Common Stock of the Company except as set forth above. No persons other than the members of the Group, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,530,436 shares of Common Stock beneficially owned (or subject to the right to acquire beneficial ownership) by the Group.

         Except as set forth herein, Huizenga has not effected, for his own account, any transaction in the Common Stock of the Company during the past 60 days.

         ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended to read as follows:

         Except as provided in the Amended Stock Purchase Agreement, the Warrants, the Ellis Warrant, the Amended Voting Agreement, the Second Voting Agreement, the Shareholders' Agreement, or as otherwise described in this Amendment No. 3 and the Schedule 13D, as amended, to which it relates, Huizenga has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or losses, or the giving of withholding of proxies.

         ITEM 7.  Material Filed as Exhibits Hereto.

         All Exhibits previously filed with the Schedule 13D or any amendment thereto are incorporated by reference hereto, except Exhibit 8 is hereby replaced by Exhibit 9 hereto, and new Exhibits 10 and 11 are added as follows:

               Exhibit 9:  Interest in Securities of the Issuer

               Exhibit 10:  Second Voting Agreement

               Exhibit 11:  Ellis Warrant

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 7, 1987

Signature: /s/ H. Wayne Huizenga

Name: H. Wayne Huizenga

                                                                Attachment # 5
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                      BLOCKBUSTER ENTERTAINMENT CORPORATION
                                (Name of Issuer)


                                    COMMON
                         (Title of Class of Securities)


                                  09376-10-4
                                (CUSIP Number)

                         Stephen K. Roddenberry, Esq.
                               Holland & Knight
                    1200 Brickell Avenue, Miami, FL 33131
                             Tel:  (305) 374-8500
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              September 8, 1987
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of  7  Pages

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                              Page  2   of   7   Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H. Wayne Huizenga

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                              (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


NUMBER OF         7       SOLE VOTING POWER
 SHARES                           987,782
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                          0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                         987,782
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,963,348

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /  /



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         52.0%

14       TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 4 to the Schedule 13D, as amended and as previously filed with the Securities and Exchange Commission by H. Wayne Huizenga, is filed to report the changes stated below. Other than as set forth in this Amendment No. 4, the Schedule 13D, as amended, to which this Amendment No. 4 relates is true, correct and complete. The Schedule 13D, as amended, and the Exhibits thereto as previously filed are incorporated by reference to this Amendment No. 4. Unless otherwise indicated, all terms referred to herein shall have the meaning as set forth in the Schedule 13D as amended to date.

         ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 is hereby amended as follows:

         This statement is filed by H. Wayne Huizenga ("Huizenga"), a citizen of the United States, whose principal business address is 901 East Las Olas Boulevard, Fort Lauderdale, Florida 33301. Huizenga is a private investor and is Chairman of the Board, Chief Executive Officer and President of the Company.

         Huizenga is making this Amendment No. 4 to his Schedule 13D because he is a member of a group with John J. Melk, Vice Chairman of the Company ("Melk"), and Donald F. Flynn, a director of the Company ("Flynn"), pursuant to Rule 13d-5 under the Securities Exchange Act of 1934 ("Exchange Act"), as more fully set forth in Items 3, 4 and 5 below. Huizenga, Melk and Flynn are hereinafter collectively referred to as the "Group." Huizenga is filing this Amendment No. 4 on his own behalf and not on behalf of any other member of the Group pursuant to Rule 13d-1(f)(2) under the Exchange Act.

         Huizenga, Melk and Flynn are no longer part of a group for purposes of Regulation 13D under the Exchange Act with David P. Cook, Kenneth W. Anderson, Scott A. Beck, Lawrence Beck, or James F. Ellis because the Voting Agreements referred to in the Schedule 13D and subsequent Amendments thereto were terminated as of September 8, 1987.

         Except as otherwise stated herein, any information provided in this statement with respect to any member of the Group, other

                               Page 3 of 7 Pages
than Huizenga, has been extracted from information set forth in a Schedule 13D or amendment thereto filed with the Securities and Exchange Commission ("Commission") previously or concurrently herewith by Melk or Flynn or otherwise provided to Huizenga by Melk or Flynn after reasonable inquiry, or in the most recent Form 10-K, Form 10-Q, Form 8-K or Form 8 filed with the Commission by the Company, and Huizenga disclaims all responsibility for the completeness or accuracy of such information.

         The remaining sub-items of Item 2 are not applicable.

         ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is amended to report that the Amended Voting Agreement between Huizenga, Melk, Flynn, David P. Cook, Kenneth W. Anderson, Scott A. Beck and Lawrence Beck, and the Second Voting Agreement between Huizenga, Melk, Flynn and James F. Ellis have been terminated as of September 8, 1987. There is no longer any agreement which Huizenga, Melk or Flynn is a party to with respect to voting or directing the voting of any shares of Common Stock of the Company.

         Although Huizenga's present plans with respect to the Securities and the Company are as set forth in the Schedule 13D as amended to date, Huizenga reserves the right to change such plans or proposals, and to take such action, with respect to the Company and any or all of the foregoing matters and any other matters, as he may determine.

         ITEM 5: INTEREST IN SECURITIES OF ISSUER.

         Item 5 is hereby amended to read as follows:

         As more specifically reported in the Schedule 13D and subsequent Amendments thereto, Huizenga, Melk and Flynn have the following interest in the securities of the Company: On February 11, 1987, Huizenga, Melk and Flynn entered into a Stock Purchase Agreement with the Company to purchase an aggregate of 1,263,348 shares of Common Stock over an 18 month period. The first purchase of 384,615 shares by Huizenga, Melk and Flynn for $5,000,000 cash closed on February 13, 1987. On March 18, 1987, the Stock Purchase Agreement was amended and the second purchase of 384,615 shares was made by Huizenga, Melk and Flynn in return for three collateralized interest bearing notes in the aggregate principal amount of $5,033,000. Such notes were paid in full in accordance with their terms in June and July, 1987. Huizenga, Melk and Flynn are obligated under the Amended Stock Purchase Agreement to complete a third purchase of 494,118 shares on August 13, 1988, or earlier at their option, subject to certain

                               Page 4 of 7 Pages
conditions including a 30 day average market price of $17 or more per share for the Company's Common Stock prior to closing. On February 13, 1987, Huizenga, Melk and Flynn were issued five year warrants to purchase an aggregate of 850,000 shares of Common Stock at $17 per share and an aggregate of 850,000 shares of Common Stock at $21 per share. Additionally, Huizenga, Melk and Flynn each were granted options to purchase 20,000 shares of Common Stock under the Company's 1987 Stock Option Plan which was approved by the Company's stockholders at the annual meeting on July 28, 1987; however, pursuant to the terms and conditions of the 1987 Stock Option Plan, the options cannot be exercised within the next 60 days and therefore Huizenga, Melk and Flynn do not have beneficial ownership of these shares.

         Huizenga, Melk and Flynn have not sold any shares of Common Stock of the Company. However, shares owned by David P. Cook, Kenneth W. Anderson, Scott A. Beck, Lawrence Beck and James F. Ellis, which were subject to a right to exercise voting power by Huizenga, Melk and Flynn, are no longer subject to such right because the Voting Agreements granting such right were terminated as of September 8, 1987.

         Accordingly, as of September 8, 1987, as a Group, Huizenga, Melk and Flynn beneficially own an aggregate of 769,230 shares of Common Stock and have the right to acquire beneficial ownership within 60 days of an additional 2,194,118 shares of Common Stock. Collectively, the total of 2,963,348 shares of Common Stock beneficially owned or subject to the right to acquire beneficial ownership within 60 days by the Group represents approximately 52.0% of the outstanding Common Stock (assuming that the only changes in the 3,504,650 shares of Common Stock actually outstanding as of August 31, 1987 result from the issuance to Huizenga, Melk and Flynn of the 494,118 Third Closing Shares and the 1,700,000 shares subject to the Warrants). Pursuant to Rule 13d-4 of the Exchange Act, Huizenga and the Group disclaim any beneficial ownership over (a) 25,000 shares of Common Stock acquired by Melk prior to February 13, 1987, and (b) any and all shares of Common Stock owned by members of the respective immediate families of Huizenga, Melk and Flynn.

         Subject to the terms and conditions of the Amended Stock Purchase Agreement, the Warrants and the Shareholders' Agreement, Huizenga, Melk and Flynn each has the power to vote or direct the voting of, and dispose or direct the disposition of, the number of shares of Common Stock indicated on the following table:

                               Page 5 of 7 Pages

                                     Huizenga                      Flynn                       Melk
                                     --------                      -----                       ----
 Sole
 Voting
 Power                                987,782                     987,783                   1,012,783

 Shared
 Voting
 Power                                   0                           0                          0

 Sole
 Dispositive
 Power                                987,782                     987,783                   1,012,783

 Shared
 Dispositive
 Power                                   0                           0                          0

         The members of the Group do not beneficially own any Common Stock except as set forth above. No persons other than the members of the Group have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,963,348 shares of Common Stock beneficially owned (or subject to the right to acquire beneficial ownership within 60 days) by the Group.

         Except as set forth herein, Huizenga has not effected, for his own account, any transaction in the Common Stock of the Company during the past 60 days.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to read as follows:

         Except as provided in the Amended Stock Purchase Agreement, the Warrants, the Shareholders' Agreement, or as otherwise described in this Amendment No. 4 and the Schedule 13D, as amended, to which it relates, Huizenga has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                               Page 6 of 7 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 22, 1987

Signature: /s/ H. Wayne Huizenga

Name:  H. Wayne Huizenga





                               Page 7 of 7 Pages

                                                                Attachment # 6
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  5)


                    BLOCKBUSTER ENTERTAINMENT CORPORATION
                               (Name of Issuer)


                                    COMMON
                        (Title of Class of Securities)


                                  09376-10-4
                                 (CUSIP Number)

                               John T. McCarthy
                             Bell, Boyd, & Lloyd
                Three First National Plaza, Chicago, IL  60602
                                (312) 372-1121
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              December 31, 1987
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 09376-10-4                              Page  2   of  21  Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H. Wayne Huizenga

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                           (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF         7       SOLE VOTING POWER
 SHARES                           1,007,782
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                          0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                         1,007,782
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,004,421

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.47%

14       TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 21 Pages

         This Amendment No. 5 to Schedule 13D, as amended and as previously filed with the Securities and Exchange Commission by H. Wayne Huizenga, is filed to report the changes stated below. Other than as set forth in this Amendment No. 5, the original Schedule 13D, as amended, to which this amendment relates is true and complete. Schedule 13D, as amended, and exhibits thereto as previously filed are incorporated herein by reference. Unless otherwise specified, all terms referred to herein shall have the meanings ascribed to them in Schedule 13D, as amended.

Item 2.  Identity and Background.

         Item 2 is hereby amended to read as follows:

         This statement is filed by H. Wayne Huizenga ("Huizenga"), a citizen of the United States of America, whose principal business address is 901 E. Las Olas Boulevard, Ft. Lauderdale, FL 33301. Huizenga is a private investor and is Chairman of the Board, Chief Executive Officer and President of the Company.

         Huizenga is filing this Amendment No. 5 to his Schedule 13D pursuant to Rule 13d-2 under the Securities Exchange Act of 1934 (the "1934 Act"), for the reason set forth in item 3 below. Huizenga is the beneficial owner of more than 5 percent of the outstanding shares of Common Stock of the Company and is a member of a group, within the meaning of Section 13(d)(3) of the 1934 Act, along with John J. Melk ("Melk"), Vice Chairman of the Board of the Company, and Donald F. Flynn ("Flynn"), Director and Chairman of the Finance Committee of the Company (collectively the "Group"). Huizenga is filing this Amendment No. 5 on his own

                                                              Page 4 of 21 Pages

behalf and not on behalf of any other member of the Group pursuant to Rule 13d-1(f)(2) under the 1934 Act.

         Except as otherwise stated herein, any information set forth in this statement concerning any member of the Group, other than Huizenga, has been extracted from a Schedule 13D or amendments thereto filed with the Securities and Exchange Commission (the "Commission") previously or concurrently herewith by Flynn or Melk or otherwise provided to Huizenga by Flynn or Melk after reasonable inquiry, or in the most recent Form 10-K, Form 10-Q, Form 8-K or Form 8 filed with the Commission by the Company, and Huizenga disclaims all responsibility for the completeness or accuracy of such information.

         The remaining sub-items of Item 2 do not apply.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following paragraphs:

         This Amendment No. 5 to Schedule 13D reports the acquisition by Huizenga of 164,706 shares and the acquisition by the Group of 494,118 shares of Common Stock from the Company (the "Third Closing Shares") for $16.13 per share on December 31, 1987, pursuant to a certain amendment dated December 10, 1987 (the "Amendment") to the Stock Purchase Agreement. A copy of the Amendment is attached hereto as Exhibit 10 and is incorporated herein by reference.

         The total purchase price paid by each member of the Group was $2,656,097.69. The source of funds for the purchase by

                                                              Page 5 of 21 Pages

Huizenga of his portion of the Third Closing Shares was $16,470.60 in cash from his personal funds and a promissory note in the principal amount of $2,639,627.09, bearing interest at the annual rate of 8 3/4 percent from December 31, 1987 until maturity of the note on August 13, 1988.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to report that Huizenga's present plans with respect to the Securities and the Company are as set forth in Schedule 13D, as amended to date. Huizenga, however, reserves the right to change such plans and to take such action, with respect to the Company and any or all of the foregoing matters and any other matters, as he may determine.

Item 5.  Interest in Securities of Issuer.

         Item 5 is hereby amended to report that:

         As of the date hereof, Huizenga beneficially owns 441,116 shares of Common Stock of the Company and has the right to acquire beneficial ownership of an additional 566,666 shares of the Company's Common Stock within 60 days. Such shares of Common Stock represent approximately 16.26 percent of the outstanding shares (assuming that the only change to the 4,498,773 shares of Common stock outstanding as of December 31, 1987 is an increase resulting from the issuance to Huizenga, Melk and Flynn of the 1,699,998 shares subject to the Warrants).

         As of the date hereof, the Group beneficially owns an aggregate of 1,304,423 shares of Common Stock and has the right

                                                              Page 6 of 21 Pages

to acquire beneficial ownership of an additional 1,699,998 shares of Common Stock within 60 days. Collectively, the 3,004,421 shares of Common Stock beneficially owned or subject to the right to be acquired by the Group within 60 days represent approximately 48.47 percent of the outstanding shares of Common Stock (assuming that the only change to the 4,498,773 shares of Common Stock outstanding as of December 31, 1987 is an increase resulting from the issuance to Huizenga, Melk and Flynn of the 1,699,998 shares subject to the Warrants). Pursuant to Rule 13d-4 under the 1934 Act, Huizenga and the Group expressly disclaim any beneficial ownership of any and all shares of Common Stock of the Company owned by members of their respective immediate families.

         Subject to the terms and conditions of the Stock Purchase Agreement, as amended, the Warrants and the Shareholders' Agreement, Huizenga, Melk and Flynn each has the power to vote or direct the voting of, and dispose or direct the disposition of, the number of shares of Common Stock set forth on the following table:

                                                              Page 7 of 21 Pages

                                     Huizenga                      Flynn                       Melk
                                     --------                      -----                       ----
 Sole
 Voting
 Power                               1,007,782                    987,782                   1,008,857

 Shared
 Voting
 Power                                   0                           0                          0

 Sole
 Dispositive
 Power                               1,007,782                    987,782                   1,008,857

 Shared
 Dispositive
 Power                                   0                           0                          0

         The members of the Group do not beneficially own any shares of Common Stock of the Company except as set forth above. No persons other than the members of the Group have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,004,421 shares of Common Stock beneficially owned (or subject to the right to acquire beneficial ownership within 60 days) by the Group.

         Except as set forth in Item 3 of this Amendment No. 5, Huizenga has not effected, for his own account, any transaction in the Common Stock of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended to read as follows:

         Except as provided in the Stock Purchase Agreement, as amended, the Warrants, the Shareholders' Agreement, or as otherwise described in this Amendment No. 5 and Schedule 13D, as

                                                              Page 8 of 21 Pages

amended, to which it relates, Huizenga has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material Filed as Exhibits Hereto.

         Exhibit 10:      Amendment to Stock Purchase Agreement

                                                              Page 9 of 21 Pages


                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 1, 1988


Signature: /s/ H. Wayne Huizenga

Name:    H. Wayne Huizenga

                                                                Attachment # 7
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  6)


                    BLOCKBUSTER ENTERTAINMENT CORPORATION
                               (Name of Issuer)


                                    COMMON
                        (Title of Class of Securities)


                                 093676-10-4
                                (CUSIP Number)

                               John T. McCarthy
                             Bell, Boyd, & Lloyd
                Three First National Plaza, Chicago, IL  60602
                                (312) 327-1121
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               August 24, 1988
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of 34 Pages

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                              Page  2   of  34  Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H. Wayne Huizenga
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /X/
                                                            (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF         7       SOLE VOTING POWER
 SHARES                           4,892,096
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                          0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                         4,892,096
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,378,724

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.20

14       TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

        This Amendment No. 6 to Schedule 13D, as amended and as previously filed with the Securities and Exchange Commission (the "Commission") by H. Wayne Huizenga, is being filed to report the changes stated below. Other than as set forth in this Amendment No. 6, the original Schedule 13D, as amended, and exhibits thereto as previously filed are incorporated herein by reference. Unless otherwise specified, all terms referred to herein shall have the meanings ascribed to them in Schedule 13D, as amended.

Item 2.  Identity and Background.

         Item 2 is hereby amended to read as follows:

        This statement is filed by H. Wayne Huizenga ("Huizenga"), a citizen of the United States of America, whose principal business address is 901 E. Las Olas Boulevard, Ft. Lauderdale, Florida 33301. Huizenga's principal occupation is Chairman of the Board and Chief Executive Officer of Blockbuster Entertainment Corporation (the "Company"). During the last five years,
Huizenga has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Huizenga is the beneficial owner of more than 5 percent of the outstanding shares of Common Stock of the Company. Huizenga, Donald F. Flynn ("Flynn"), a director of the Company, and John J. Melk ("Melk"), a director and Vice Chairman of the Board of the Company, have agreed orally to act together for purposes of acquiring and holding their respective shares of Common Stock. Accordingly, Huizenga, Flynn and Melk (collectively, the "Group") are members of a group, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "1934 Act"). Huizenga is filing this Amendment No. 6 on his own behalf and not on behalf of any other member of the Group pursuant to Rule 13-d-1(f)(2) under the 1934 Act.

        Except as otherwise stated herein, any information set forth in this statement concerning any member of the Group, other than Huizenga, has been extracted from a Schedule 13D or amendments thereto filed with the Commission previously or concurrently herewith by Flynn or Melk or otherwise provided to Huizenga by Flynn or Melk after reasonable inquiry, or in the most recent Form 10-K, Form 10-Q, Form 8-K or Form 8 filed with the Commission by the Company, and Huizenga disclaims all responsibility for the completeness or accuracy of such information.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following paragraphs:

        As more fully described in Item 4 hereof, this Amendment No. 6 to
Schedule 13D reports (a) the acquisition by Huizenga from Flynn and Melk of certain A Warrants and B Warrants, pursuant to a cer-tain Warrant Purchase Agreement (the "Purchase Agreement") dated August
23, 1988 by and among Flynn, Melk, Melk Charitable Remainder Unitrust, John C. Stiefel, Trustee and JJM Charitable Remainder Annuity Trust, John C. Stiefel, Trustee, as sellers, and Huizenga, Peter H. Huizenga, The Peter H. Huizenga, Sr. Testamentary Trust, Peter H. Huizenga and Elizabeth I. Huizenga, Trustees, Peer Pedersen, Dean L. Buntrock, Charles A. Lewis, GND Investments, Inc. ("GND") and United Cable Video Entertainment, Inc. ("United Cable"), as purchasers (the "Purchasers") and (b) the agreement among the Purchasers and the Company pursuant to a certain Warrant Exercise Agreement dated August 23, 1988 (the "Exercise Agreement") which provides for the exercise of the A Warrants and B Warrants and grants the Purchasers registration rights with respect to the shares of Common Stock issued upon such exercise. A copy of the Purchase Agreement is attached hereto as Exhibit 11 and a copy of the Exercise Agreement is attached hereto as Exhibit 12, both of which are incorporated herein by reference.

        The consideration paid by Huizenga to each of Flynn and Melk for such A Warrants and B Warrants was $4,295,324. In each case, the source of such payments was $1,622,159 from Huizenga's personal funds and one interest-bearing promissory note to the Seller in the principal amount of $2,673,165.


Item 4.  Purpose of Transaction.

        Item 4 is hereby amended by adding the following paragraphs:

        Huizenga has entered into the Purchase Agreement pursuant to which he purchased 195,242 A Warrants and 195,242 B Warrants from each of Flynn and Melk, and the other Purchasers purchased certain other A Warrants and B Warrants from each of Flynn, Melk, the Charitable Trust and the JJM Trust. The Purchase Agreement set forth as Exhibit 11 hereto is incorporated herein by reference.

        Under the terms of the Purchase Agreement, Huizenga and United Cable have agreed that in the event that either of them determine to sell, transfer or otherwise dispose of any shares of Common Stock or other equity securities entitled to vote in elections of the Company's directors ("Equity Securities"), or right to acquire such, and each of them still owns 5% or more of the outstanding Common Stock, such sale, transfer or other disposition may only be made if the other party and GND are provided a written option to participate in such sale, transfer or other disposition on a proportional basis. This right does not apply to any sale, transfer or other disposition of Equity Securities or the right to acquire such (a) pursuant to Rule 144 of the Securities Act of 1933 (the "1933 Act"), (b) to a transferee, who after giving effect to such sale, transfer, or other disposition, does not own more than 5% of the outstanding Equity Securities, (c) in a public offering (whether underwritten, in the open market or otherwise) of Equity Securities (or the right to aquire such) registered under the 1933 Act or (d) under certain other limited circumstances. The Purchase Agreement and Exercise Agreement are incorporated herein by reference. Huizenga and United Cable also have agreed that in the event that either of them determines to purchase Equity Securities from Flynn, Melk or GND and each of Huizenga and United Cable still owns 5% or more of the outstanding Common Stock, such purchase may only be made if the other is provided the written opportunity to participate in such purchase on a proportional basis. The Purchase Agreement further provides that Huizenga, Flynn and Melk will vote all Equity Securities held by them to elect a person designated by United Cable to the Board of Directors of the Company and to reelect such person or successor designee of United Cable until such time that United Cable no longer holds 5% or more of the outstanding Common Stock.

        Under the terms of the Exercise Agreement, Huizenga has agreed that he will exercise the A Warrants and B Warrants purchased by him as is permitted by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("Hart-Scott"), and will promptly file all required materials pursuant to Hart-Scott, use his best efforts to comply with Hart-Scott, and cause a prompt termination of any waiting period imposed by Hart-Scott.

        Huizenga's present plans with respect to the Company and its Common Stock are as set forth in Schedule 13D, as amended to date. However, Huizenga reserves the right to change such plans and to take such action, with respect to the Company and any or all of the foregoing matters and any other matters, as he may determine.

Item 5.  Interest in Securities of the Issuer.

        Item 5 is hereby amended to report the following:

        As of the date hereof, Huizenga beneficially owns 1,764,464 shares of Common Stock of the Company and has the right to acquire beneficial ownership of an additional 3,127,632 shares of the Company's Common Stock within 60 days. Such shares of Common Stock represent approximately 20.59 percent of the outstanding shares (assuming that the only change to the 20,636,922 shares of Common Stock outstanding as of June 30, 1988 is an increase resulting from the issuance to Huizenga of the 3,047,632 shares subject to the A Warrants and B Warrants currently owned by him, and 80,000 shares subject to currently exercisable options granted under the Company's 1987 Stock Plan (the "1987 Plan").

        As of the date hereof, the Group beneficially owns an aggregate of 5,208,092 shares of Common Stock and has the right to acquire beneficial ownership of an additional 3,167,632 shares of Common Stock within 60 days. Collectively, the 8,378,724 shares of Common Stock beneficially owned or subject to the right to be acquired by the Group within 60 days represent approximately 35.20 percent of the outstanding shares of Common Stock (assuming that the only change to the 20,636,922 shares of Common Stock outstanding as of June 30, 1988 is an increase resulting from the issuance to Huizenga of the 3,047,632 shares subject to the A Warrants and B Warrants currently owned by him, and to Huizenga and Melk of 120,000 shares subject to currently exercisable options granted under the Company's 1987 Plan). Pursuant to Rule 13d-4 under the 1934 Act, Huizenga and the Group expressly disclaim any beneficial ownership of any and all shares of Common Stock of the Company owned by members of their respective immediate families.

        Subject to the terms and conditions of the Warrants and the Shareholders' Agreement, Huizenga, Flynn and Melk each has the power to vote or direct the voting of, and dispose or direct the disposition of, the number of shares of Common Stock set forth on the following table:

                    Huizenga                     Flynn             Melk
                    --------                     -----             ----
Sole
Voting
Power               4,892,096                  1,684,464         1,799,164

Shared
Voting                 0                          0                  0
Power

Sole
Dispositive
Power               4,892,096                  1,684,464         1,799,164

Shared
Dispositive
Power                  0                          0                  0

        The members of the Group do not beneficially own any shares of Common Stock of the Company except as set forth above. No persons other than the members of the Group have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 8,378,724 shares of Common Stock beneficially owned (or subject to the right to acquire beneficial ownership within 60 days) by the Group.

        As more fully described in Item 4, Huizenga has agreed to vote all Equity Securities held by him to elect a person designated by United Cable to the Board of Directors of the Company. This agreement may be deemed to constitute shared voting power. Huizenga, however, expressly disclaims that he is a member of group with United Cable and accordingly any beneficial ownership of any and all shares of Common Stock (or rights to acquire such) owned by United Cable.

        Except as set forth in Item 3 of this Amendment No. 6, Huizenga has not effected, for his own account, any transaction in the Common Stock of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 is hereby amended to read as follows:

        Except as provided in the Purchase Agreement, the Exercise Agreement, or as otherwise described in this Amendment and Schedule 13D, as amended, to which it relates, Huizenga has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material filed as Exhibits Hereto.

         Exhibit 11.  Warrant Purchase Agreement

         Exhibit 12.  Warrant Exercise Agreement

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 30, 1988

Signature:  /s/ H. Wayne Huizenga

Name:  H. Wayne Huizenga

                                                                Attachment # 8
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  7)*


                    BLOCKBUSTER ENTERTAINMENT CORPORATION
                                (Name of Issuer)


                                     Common
                         (Title of Class of Securities)


                                 093676-10-4
                                (CUSIP Number)

                               John T. McCarthy
                             BELL, BOYD, & LLOYD
             Three First National Plaza, Chicago, Illinois  60602
                                (312) 372-1121
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              September 20, 1988
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                              Page  2  of  10  Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H. Wayne Huizenga

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                           (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

  NUMBER OF       7       SOLE VOTING POWER
   SHARES                           4,892,096
BENEFICIALLY      8       SHARED VOTING POWER
  OWNED BY                          0
    EACH          9       SOLE DISPOSITIVE POWER
  REPORTING                         4,892,096
   PERSON        10       SHARED DISPOSITIVE POWER
    WITH                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,376,304

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /  /



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.26

14       TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 7 to Schedule 13D, as amended and as previously filed with the Securities and Exchange Commission (the "Commission") by
H. Wayne Huizenga, is being filed to report the changes stated below. Other than as set forth in this Amendment No. 7, the original Schedule 13D, as amended, and exhibits thereto as previously filed are incorporated herein by reference. Unless otherwise specified, all terms referred to herein shall have the meanings ascribed to them in such Schedule 13D, as amended.

Item 2.  Identity and Background.

         Item 2 is hereby amended to read as follows:

         This statement is being filed by H. Wayne Huizenga ("Huizenga") a citizen of the United States of America, whose principal business address is 901 E. Las Olas Boulevard, Ft. Lauderdale, Florida 33301. Huizenga's principal occupation is Chairman of the Board and Chief Executive Officer of Blockbuster Entertainment Corporation (the "Company"). During the last five years Huizenga has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Huizenga is the beneficial owner of more than 5 percent of the outstanding shares of Common Stock of the Company. Huizenga, Donald F. Flynn ("Flynn"), a director of the Company, and John J. Melk ("Melk"), a director and Vice Chairman of the Board of the Company, have agreed orally to act together for purposes of acquiring and holding their respective shares of Common Stock. Accordingly, Huizenga, Flynn and Melk (collectively, the "Group") are members of a group, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "1934 Act"). Huizenga is filing this Amendment No. 7 on his own behalf and not on behalf of any other member of the Group pursuant to Rule 13-d-1(f)(2) under the 1934 Act.

         Except as otherwise stated herein, any information set forth in this statement concerning any member of the Group, other than Huizenga, has been extracted from a Schedule 13D or amendments thereto filed with the Commission previously or concurrently herewith by Flynn or Melk or otherwise provided to Huizenga by Flynn or Melk after reasonable inquiry, or in the most recent Form 10-K, Form 10-Q, Form 8-K or Form 8 filed with the Commission by the Company, and Huizenga disclaims all responsibility for the completeness or accuracy of such information.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following paragraphs:

         As more fully described in Item 4 hereof, this Amendment No. 7 to
Schedule 13D reports (a) the termination of the Shareholders' Agreement on September 20, 1988, and (b) the exercise by Huizenga of certain A Warrants and B Warrants on September 29, 1988, pursuant to the Exercise Agreement. A copy of the agreement to terminate the Shareholders' Agreement which is attached hereto as Exhibit 13 is, along with the exercise Agreement set forth as Exhibit 11 to Amendment No. 6, incorporated herein by reference.

         The consideration paid by Huizenga to the Company upon the exercise of such A Warrants and B Warrants was $3,709,598. The source of such payment was from Huizenga's personal funds.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by adding the following paragraphs:

         On September 20, 1988, Huizenga, Flynn and Melk entered into an agreement dated August 4, 1988 to terminate the Shareholders' Agreement. This Agreement, which is set forth as Exhibit 13 hereto, is incorporated herein by reference.

         Under the terms of the Exercise Agreement, Huizenga agreed that he would exercise the A Warrants and B Warrants purchased by him pursuant to the Purchase Agreement as permitted by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("Hart-Scott"). Huizenga filed all required materials pursuant to Hart-Scott and thereafter the waiting period imposed by Hart-Scott terminated. Accordingly on September 29, 1988 Huizenga exercised such warrants, purchasing 780,968 shares of Common Stock. The Exercise Agreement set forth as Exhibit 11 to Amendment No. 6 to Schedule 13D is incorporated herein by reference.

         Huizenga's present plans with respect to the Company and its Common Stock are as set forth in Schedule 13D, as amended to date.

However, Huizenga reserves the right to change such plans and to take such action, with respect to the Company and any or all of the foregoing matters and any other matters, as he may determine.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended to report the following:

         As of the date hereof, Huizenga beneficially owns 2,545,432 shares of Common Stock of the Company and has the right to acquire beneficial ownership of an additional 2,346,664 shares of the Company's Common Stock within 60 days. Such shares of Common Stock represent approximately 17.70 percent of the outstanding shares (assuming that the only change to the 25,292,598 shares of Common Stock outstanding as of September 30, 1988 is an increase resulting from the issuance to Huizenga of the 2,266,664 shares subject to A Warrants and B Warrants currently owned by him, and 80,000 shares subject to currently exercisable options granted under the Company's 1987 Stock Option Plan.

         As of the date hereof, the Group beneficially owns an aggregate of 5,989,640 shares of Common Stock and has the right to acquire beneficial ownership of an additional 2,386,664 shares of Common Stock within 60 days. Collectively, the 8,376,304 shares of Common Stock beneficially owned or subject to the right to be acquired by the Group within 60 days represent approximately 30.26 percent of the outstanding shares of Common Stock (assuming that the only change to the 25,292,598 shares of Common Stock outstanding as of September 30, 1988 is an increase resulting from the issuance to Huizenga of the 2,266,664 shares subject to A Warrants and B Warrants currently owned by him, and to Huizenga and Melk of an aggregate of 120,000 shares subject to currently exercisable options granted under the Company's 1987 Stock Option Plan). Pursuant to Rule 13d-4 under the 1934 Act, Huizenga and the Group expressly disclaim any beneficial ownership of any and all shares of Common Stock of the Company owned by members of their respective immediate families.

         Subject to the terms and conditions of the Warrants, Huizenga, Flynn and Melk each has the power to vote or direct the voting of, and dispose or direct the disposition of, the number of shares of Common Stock set forth on the following table:

                                     Huizenga                      Flynn                       Melk
                                     --------                      -----                       ----
 Sole
 Voting
 Power                               4,892,096                   1,685,044                  1,799,164

 Shared
 Voting
 Power                                   0                           0                          0

 Sole
 Dispositive
 Power                               4,892,096                   1,685,044                  1,799,164

 Shared
 Dispositive
 Power                                   0                           0                          0


         The members of the Group do not beneficially own any shares of Common Stock of the Company except as set forth above. No persons other than the members of the Group have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 8,376,304 shares of Common Stock beneficially owned (or subject to the right to acquire beneficial ownership within 60 days) by the Group.

         Except as set forth in Items 3 of Amendment No. 6 and this Amendment No. 7, Huizenga has not effected, for his own account, any transaction in the Common Stock of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby amended to read as follows:

         Except as provided in the Purchase Agreement, the Exercise Agreement, or as otherwise described in this Amendment and Schedule 13D, as amended, Huizenga has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material Filed as Exhibits Hereto.

         Exhibit 13.      Agreement to Terminate Shareholders' Agreement.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 11, 1988


Signature:  /s/ H. Wayne Huizenga


Name:   H. Wayne Huizenga

                                                                  Attachment # 9

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                     Blockbuster Entertainment Corporation
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                  093676-10-4
                                 (CUSIP Number)

                                John T. McCarthy
                               BELL, BOYD & Lloyd
                          Three First National Plaza,
                            Chicago, Illinois 60602
                                 (312) 372-1121
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 3, 1989
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                                          Page 2 of 5 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H. Wayne Huizenga

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                           (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF         7       SOLE VOTING POWER
 SHARES                           4,861,346
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                          0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                         4,861,346
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,861,346

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /  /



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.5%

14       TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 8 to Schedule 13D, as amended and as previously filed with the Securities and Exchange Commission (the "Commission") by
H. Wayne Huizenga, is being filed to report the changes stated below. Other than as set forth in this Amendment No. 8, the original Schedule 13D, as amended, and exhibits thereto as previously filed are incorporated herein by reference. Unless otherwise specified, all terms referred to herein shall have the meanings ascribed to them in such Schedule 13D, as amended.

Item 2.  Identity and Background.

         Item 2 is hereby amended to read as follows:

                 This statement is being filed by H. Wayne Huizenga ("Huizenga") a citizen of the United States of America, whose principal business address is 901 E. Las Olas Boulevard, Ft. Lauderdale, Florida 33301. Huizenga's principal occupation is Chairman of the Board and Chief Executive Office of Blockbuster Entertainment Corporation (the "Company"). During the last five years Huizenga has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Huizenga is the beneficial owner of more than 5 percent of the outstanding shares of Common Stock of the Company. On March 3, 1989, John J. Melk resigned as a director and officer of the

Company and Huizenga, Melk and Donald F. Flynn orally agreed that they will no longer act together for purposes of acquiring and holding their respective shares of Common Stock. Accordingly, Huizenga, Melk and Flynn are no longer members of a group, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "1934 Act").

Item 3.  Interest in Securities of the Issuer.

         Item 3 is hereby amended to report the following:

         As of the date hereof, Huizenga beneficially owns 2,594,682 shares of Common Stock of the Company and has the right to acquire beneficial ownership of an additional 2,266,664 shares of the Company's Common Stock within 60 days. Such shares of Common Stock represent approximately 14.5 percent of the outstanding shares.

         Huizenga has not effected, for his own account, any transactions in the Common Stock of the Company during the past 60 days.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 17, 1989

Signature:  /s/ H. Wayne Huizenga

Name:    H. Wayne Huizenga

                                                                Attachment # 10
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 9)*


                    BLOCKBUSTER ENTERTAINMENT CORPORATION
                               (Name of Issuer)


                                    Common
                        (Title of Class of Securities)


                                 093676-10-4
                                (CUSIP Number)

                               John T. McCarthy
                             BELL, BOYD, & LLOYD
            Three First National Plaza, Chicago, Illinois, 60602
                                (312) 372-1121
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              February 19, 1990
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                              Page  2   of  5   Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H. Wayne Huizenga

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                           (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

   NUMBER OF       7       SOLE VOTING POWER
    SHARES                           11,156,817
 BENEFICIALLY      8       SHARED VOTING POWER
   OWNED BY                          0
     EACH          9       SOLE DISPOSITIVE POWER
  REPORTING                         11,156,817
   PERSON         10       SHARED DISPOSITIVE POWER
    WITH                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,156,817

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /  /



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.4%

14       TYPE OF REPORTING PERSON*

         IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 9 to Schedule 13D, as amended and as previously filed with the Securities and Exchange Commission (the "Commission") by
H. Wayne Huizenga (the "reporting person"), is being filed to report the changes stated below. Other than as set forth in this Amendment No. 9, the original
Schedule 13D, as amended, and exhibits thereto as previously filed are incorporated herein by reference. Unless otherwise specified, all terms referred to herein shall have the meanings ascribed to them in such Schedule 13D, as amended. The share amounts set forth herein have been adjusted to reflect a two-for-one stock split of the Company's Common Stock that occurred in May 1989.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to add the following paragraph:

         The reporting person's present plans with respect to the Company and its Common Stock are as set forth in Schedule 13D, as amended to date. However, the reporting person reserves the right to change such plans and to take such action, with respect to the Company and any or all of the foregoing matters and any other matters, as he may determine.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended to report the following:

         As of the date hereof, the reporting person beneficially owns 5,163,489 shares of Common Stock of the Company and has the right to acquire beneficial ownership of an additional 5,993,328 shares of the Company's Common Stock within 60 days. Such shares of Common Stock represent approximately 14.4 percent of the outstanding shares, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (based on 77,794,305 shares outstanding as of February 19, 1990, including the 5,993,328 shares of which the reporting person has the right to acquire beneficial ownership).

         Except as set forth in this Amendment No. 9, the reporting person has not effected, for his own account, any transactions in the Company's Common Stock during the past 60 days. The reporting person's beneficial ownership of Common Stock increased on February 19, 1990 by 900,000 shares solely as a result of the ratification of the granting by the Company to the reporting person of an immediately exercisable warrant to purchase 900,000 shares of Common Stock at an exercise price equal to the closing sales price of the Company's Common Stock on the date of grant.

                                  SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 1990


Signature: /s/ H. Wayne Huizenga

Name:  H. Wayne Huizenga

                                                                 Attachment # 11
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 10)*

                    Blockbuster Entertainment Corporation
                               (Name of Issuer)

                                    Common
                        (Title of Class of Securities)

                                 093676-10-4
                                (CUSIP Number)

                               John T. McCarthy
                             Bell, Boyd & Lloyd,
                       70 West Madison St., Suite 3200
                              Chicago, IL 60602
                                (312) 372-1121
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               February 4, 1991
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                                         Page 2 of 6 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H. Wayne Huizenga

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) / /


3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF         7       SOLE VOTING POWER
 SHARES                           9,681,787
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                          0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                         9,681,787
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,681,787

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.2

14       TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        Amendment No. 10 to Schedule 13D

         This Amendment No. 10 to Schedule 13D, as amended and as previously filed with the Securities and Exchange Commission (the "Commission") by H. Wayne Huizenga (the "reporting person"), is being filed to report the changes stated below. Other than as set forth in this Amendment No. 10, the original
Schedule 13D, as amended, and exhibits thereto, as previously filed, are incorporated herein by reference. Unless otherwise specified, all terms referred to herein shall have the meanings ascribed to them in such Schedule 13D, as amended.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to add the following paragraph:

         As of February 5, 1991 the reporting person has no current intent to sell shares of Common Stock or additional warrants to acquire Common Stock. However, certain of the shares of Common Stock held by the reporting person and certain shares of Common Stock underlying certain warrants held by the reporting person are registered under the Securities Act of 1933 (the "1933 Act") for resale, and the reporting person reserves the right to exercise such rights in the future as he may determine.

Item  5. Interest in Securities of Issuer.

         Item 5 is hereby amended to report that:

         As of the date hereof, the reporting person beneficially owns, and has the sole power to vote or direct the vote of and dispose or direct the disposition of, 4,638,459 shares of Common Stock of the

Company and has the right to acquire beneficial ownership of an additional 5,043,328 shares of the Company's Common Stock within 60 days. Such shares of Common Stock represent in the aggregate approximately 12.2 percent of the outstanding shares, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (based on 79,638,515 shares outstanding as of January 23, 1991, which number includes the 5,043,328 shares of which the reporting person has the right to acquire beneficial ownership).

         On February 4, 1991, the reporting person entered into an agreement (a copy of which is attached hereto as Exhibit 14) (the "Agreement") with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") pursuant to which the reporting person sold to Merrill Lynch 100,000 five year warrants to purchase Common Stock at $2.125 per share ("A Warrants") for a price of $22.875 per A Warrant and 100,000 five year warrants to purchase Common Stock at $2.625 per share ("B Warrants") for a price of $22.375 per B Warrant (which together cover an aggregate of 200,000 shares of Common Stock). The A Warrants and B Warrants are referred to together herein as the "Warrants" where no distinction between them is required. Under the Agreement, the reporting person also granted to Merrill Lynch an option (the "Option") to purchase up to 500,000 A Warrants and 500,000 B Warrants (which together cover an aggregate of 1,000,000 shares of Common Stock) at any time within ten New York Stock Exchange ("NYSE") trading days of the date of the Agreement (the "Option Exercise Period"), for an exercise price of $22.625 and $22.125 per Warrant, respectively, on the first day the Option is exercisable, and for each other day the Option is exercisable, at certain adjusted prices. On February 5, 1991, Merrill Lynch exercised the Option in full.

         The shares of Common Stock underlying the Warrants (the "Shares") have been previously registered for resale under the Securities Act of 1933 by persons receiving such Shares upon exercise of the Warrants. As permitted in the prospectus covering the Shares, the Company has given its consent to the use by Merrill Lynch of the prospectus in connection with resales of the Shares.

         Except as set forth in this Amendment No. 10, the reporting person has not effected, for his own account, any transactions in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended to include the information reported in Item 5 of this Amendment No. 10, and to add the following:

         On June 29, 1990, in connection with a personal investment, the reporting person transferred certain shares of Common Stock to various entities, in each of which the reporting person owns a 50% equity interest. In connection with the transfer, the reporting person agreed to (i) repurchase or cause to be repurchased until June 30, 1991 all or any shares of Common Stock held by Improvements which cannot be sold under certain circumstances and (ii) indemnify and hold harmless Improvements for certain liabilities, if any, arising in connection with the sale of the shares of Common Stock transferred to Improvements.

         Also, in connection with the transfer, the reporting person agreed to certain contractual restrictions which specifically exclude him from any direct or indirect control over decisions by the entities regarding the disposition of the shares of the Common Stock transferred to Improvements, and such reporting person does not have the power to vote such shares. See Exhibit 15 attached hereto and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 14.      Warrant Purchase Agreement.

         Exhibit 15. Provisions Relating to Blockbuster Shares held by Improvements.

         Exhibit 16.      Press Release dated February 5, 1991.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

Signature:       /s/ H. Wayne Huizenga

Name:    H. Wayne Huizenga

                                                                Attachment # 12
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No.  11)*


                    BLOCKBUSTER ENTERTAINMENT CORPORATION
                               (Name of Issuer)


                                    Common
                        (Title of Class of Securities)


                                 093676-10-4
                                (CUSIP Number)

                              Thomas W. Hawkins
                    Blockbuster Entertainment Corporation
         901 East Las Olas Boulevard, Fort Lauderdale, Florida  33301
                                (305) 524-8200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               August 21, 1991
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                              Page  2   of  17  Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H. Wayne Huizenga

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                             (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF         7       SOLE VOTING POWER
 SHARES                           17,230,491
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                          0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                         17,230,491
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,230,491

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /X/



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.9

14       TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                              Page  2D  of  17  Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Huizenga Holdings, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                            (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

NUMBER OF         7       SOLE VOTING POWER
SHARES                            785,000
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                          0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                         785,000
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         785,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /X/



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.50

14       TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                              Page  2A  of  17  Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Huizenga Investments One, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                             (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

NUMBER OF         7       SOLE VOTING POWER
 SHARES                           314,666
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                          0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                         314,666
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         314,666

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /X/



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.20

14       TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                              Page  2B  of  17  Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Huizenga Investments Two, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                             (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

NUMBER OF         7       SOLE VOTING POWER
 SHARES                           144,000
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                          0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                         144,000
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         144,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /X/



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.10

14       TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                              Page  2C  of  17  Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Huizenga Investments Three, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                            (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

NUMBER OF         7       SOLE VOTING POWER
 SHARES                           74,667
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                          0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                         74,667
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         74,667

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /X/



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.10

14       TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        Amendment No. 11 to Schedule 13D

         This Amendment No. 11 to Schedule 13D, as amended and as previously filed with the Securities and Exchange Commission (the "Commission") by H. Wayne Huizenga, is being filed to report the changes stated below. Other than as set forth in this Amendment No. 11, the original Schedule 13D, as amended, and exhibits thereto, as previously filed with the Commission, are incorporated herein by reference. Unless otherwise specified, all terms referred to herein shall have the meanings ascribed to them in such Schedule 13D, as amended. The share amounts set forth herein have been adjusted to reflect a two-for-one stock split that occurred in March 1991.

Item 2.  Identity and Background.

         Item 2 is hereby amended to add the following paragraphs:

         This Amendment No. 11 is filed by H. Wayne Huizenga ("Huizenga"), an individual, on his behalf and on behalf of Huizenga Investments One, Inc. ("HI One"), Huizenga Investments Two, Inc. ("HI Two"), Huizenga Investments Three, Inc. ("HI Three") and Huizenga Holdings, Inc., ("HHI"). The principal business address of Huizenga, and of each of HI One, HI Two, HI Three and HHI (hereinafter sometimes referred to collectively as the "Entities") is 901 East Las Olas Boulevard, Fort Lauderdale, Florida 33301. Huizenga is Chairman and Chief Executive Officer of the Company and is a citizen of the United States. Each of the Entities is a corporation organized under the laws of the state of Florida. The principal business of each of the Entities is holding and managing investments.

         Huizenga and the Entities (hereinafter sometimes referred to collectively as the "reporting persons") are making this filing because they may be deemed to be members of a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 11 is a single filing on behalf of the reporting persons pursuant to Rule 13d-1(f)(1) under the Exchange Act.

         Richard C. Rochon, a United States citizen whose address is 901 East Las Olas Boulevard, Fort Lauderdale, Florida 33301, is the sole director and is president and secretary of each of the Entities. Mr. Rochon's principal occupation is Chief Executive Officer of HHI. The number of shares of Common Stock owned by Mr. Rochon constitutes less than one percent of the outstanding Common Stock.

         During the last five years, none of the reporting persons or Mr. Rochon has either been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to add the following paragraph:

         Except as set forth in Item 5, none of the reporting persons has any current intent to acquire or dispose of shares of Common Stock or rights to acquire Common Stock. However, the reporting persons hold shares of Common Stock and/or rights to acquire Common Stock, including Common Stock which is registered under the Securities Act of 1933, as amended (the "1933 Act"), for resale, and each of the reporting persons reserves the right to exercise such rights and resell such securities in the future as he or it may determine.

Item 5.  Interest in Securities of Issuer.

         Item 5 is hereby amended to report that:

         On August 22, 1991, Huizenga transferred, as capital contributions to the Entities, a total of 1,318,333 warrants to purchase shares of Common Stock for $1.0625 per share (collectively the "Entities Warrants") as follows: (a) to HI One, 314,666 Entities Warrants, (b) to HI Two, 144,000 Entities Warrants,
(c) to HI Three, 74,667 Entities Warrants and (d) to HHI, 785,000 Entities Warrants. It is anticipated that each of the Entities will from time to time utilize the Entities Warrants in pursuing other investment opportunities, either through the sale of Entities Warrants, or, following the exercise thereof, the underlying Common Stock, or, as collateral for borrowings, through the pledge of Entities Warrants, or, following the exercise thereof, the underlying Common Stock.

         As of the date of this Amendment No. 11, the reporting persons beneficially own, and have power to vote or direct the vote of and dispose or direct the disposition of, shares of Common Stock, and have the right to acquire beneficial ownership of shares of Common Stock within 60 days as follows:

         (a) Huizenga beneficially owns and has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 8,672,168 shares of Common Stock and has the right to acquire beneficial ownership of an additional 8,558,323 shares of Common Stock within 60 days. Huizenga, as the controlling stockholder of each of the Entities, also has the power to direct the disposition of the Entities Warrants (covering 1,318,333 shares of Common Stock) held by them, or, following the exercise thereof, the vote of and/or the disposition of the underlying Common Stock. Huizenga has, from time to time, made, and may, from time to time in the future, make, gifts of shares of Common Stock to the Huizenga Family Foundation (the "Foundation") of which Huizenga is the President and a director. The Foundation has, from time to time, made, and may, from time to time in the future, make, gifts of shares of Common Stock to charitable organizations. As of the date of this Amendment No. 11, the Foundation holds 166,983 shares of Common Stock. The reporting persons disclaim beneficial ownership of the shares of Common Stock which may now or in the future be held by the Foundation and the inclusion of such shares in any statement filed by, or on behalf of, any of the reporting purposes shall not be construed as an admission that any of the reporting persons is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of such shares.

         (b) HI One has the right to acquire beneficial ownership of 314,666 shares of Common Stock within 60 days pursuant to the Entities Warrants held by it.

         (b) HI Two has the right to acquire 144,000 shares of Common Stock within 60 days pursuant to the Entities Warrants held by it.

         (c) HI Three has the right to acquire 74,667 shares of Common Stock within 60 days pursuant to the Entities Warrants held by it.

         (d) HHI has the right to acquire beneficial ownership of 785,000 shares of Common Stock within 60 days pursuant to the Entities Warrants held by it.

         Such shares of Common Stock represent in the aggregate approximately
11.77 percent of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 157,704,211 shares of Common Stock outstanding as of August 8, 1991, which number includes the shares of which the reporting persons have the right to acquire beneficial ownership within 60 days).

         On August 12, 1991, in a private transaction, Huizenga transferred 156,045 shares of Common Stock in exchange for personal property.

         On August 19, 1991, Huizenga transferred a total of 25,809 shares of Common Stock to certain employees of HHI as compensation.

         On August 22, 1991, in connection with a personal investment, Huizenga transferred to a corporation in which he owns a 50% equity interest ("Transferee") a total of 210,000 warrants to purchase shares of Common Stock for $1.0625 per share (the "Transferee Warrants"). In connection with this transfer, Huizenga agreed (i) to purchase any shares of Common Stock held by Transferee following exercise of Transferee Warrants which cannot be sold under certain circumstances and (ii) to indemnify and hold harmless Transferee for certain liabilities, if any, arising in connection with the sale of such shares of Common Stock. Also in connection with this transfer, Huizenga agreed to certain contractual restrictions, which specifically exclude him from any direct or indirect control over decisions regarding the disposition of the Transferee Warrants, or, following the exercise thereof, the vote of and/or the disposition of the underlying Common Stock.

         The shares of Common Stock underlying the Entities Warrants and the Transferee Warrants (the "Shares") have been previously registered for resale under the 1933 Act by persons receiving such Shares upon exercise thereof. The reporting persons have been advised that, as permitted in the prospectus covering the Shares, the Company intends to give its consent to the use by each of the Entities and by Transferee of the prospectus in connection with resales of the Shares.

         Except as set forth in this Amendment No. 11, none of the reporting persons has effected, for his or its own account, any transactions in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended to add the following paragraph:

         As previously noted, Huizenga is the controlling stockholder of each of the Entities. Accordingly, Huizenga has the power to direct the disposition of the Entities Warrants held by them, or, following the exercise thereof, the vote of and/or the disposition of the underlying Common Stock. In connection with the transfer of the Transferee Warrants, Huizenga entered into certain agreements with Transferee as more particularly described in Item 5 of this Amendment No. 11.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 19 - Agreement Re:  Single Filing

         Exhibit 20 - Certain Provisions Re:  Transferee Warrants

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 26, 1991

Signature:  /s/ H. Wayne Huizenga

     Name:  H. Wayne Huizenga

                                                                 Attachment # 13
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)*

                     Blockbuster Entertainment Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  093676-10-4
                                 (CUSIP Number)

                               Thomas W. Hawkins
                     Blockbuster Entertainment Corporation
                          901 East Las Olas Boulevard,
                         Fort Lauderdale, Florida 33301
                                 (305) 524-8200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 29, 1991
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                                         Page 2 of 12 Pages



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H. Wayne Huizenga

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF         7       SOLE VOTING POWER
 SHARES                   17,230,491
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                  0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                 17,230,491
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,230,491

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /X /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.7

14       TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                                       Page 2A of 12 Pages



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Huizenga Investments One, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

NUMBER OF         7       SOLE VOTING POWER
 SHARES                   314,666
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                  0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                 314,666
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         314,666


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /X/


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.20

14       TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                                       Page 2B of 12 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Huizenga Investments Two, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

NUMBER OF         7       SOLE VOTING POWER
 SHARES                   144,000
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                  0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                 144,000
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         144,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /X/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .09

14       TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                                        Page 2C of 12 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Huizenga Investments Three, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

NUMBER OF         7       SOLE VOTING POWER
 SHARES                   74,667
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                  0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                 74,667
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         74,667


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /X/


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .05

14       TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

CUSIP No. 093676-10-4                                       Page 2D of 12 Pages



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Huizenga Holdings, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

NUMBER OF         7       SOLE VOTING POWER
 SHARES                   0
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                  0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                 0
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /X/


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00

14       TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 12 Pages

                        Amendment No. 12 to Schedule 13D

        This Amendment No. 12 to Schedule 13D, as amended and as previously filed with the Securities and Exchange Commission (the "Commission") by
H. Wayne Huizenga, is being filed to report the changes stated below. Other than as set forth in this Amendment No. 12, the original Schedule 13D, as amended, and exhibits thereto, as previously filed with the Commission, are incorporated herein by reference. Unless otherwise specified, all terms referred to herein shall have the meanings ascribed to them in such Schedule 13D, as amended.

Item 5.  Interest in Securities of Issuer.

         Item 5 is hereby amended to report that:

         As of the date of this Amendment No. 12, the reporting persons beneficially own, and have power to vote or direct the vote of and dispose or direct the disposition of, shares of Common Stock, and have the right to acquire beneficial ownership of shares of Common Stock within 60 days as follows:

         (a) Huizenga beneficially owns and has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 8,672,168 shares of Common Stock and has the right to acquire beneficial ownership of an additional 8,558,323, shares of Common Stock within 60 days. Huizenga, as the controlling stockholder of each of the Entities, also has the power to direct the disposition of the Entities Warrants held by them, or, following the exercise thereof, the vote of and/or the disposition of the underlying Common Stock. Huizenga has, from time to time,

                                                              Page 4 of 12 Pages

made, and may, from time to time in the future, make, gifts of shares of Common Stock to the Huizenga Family Foundation (the "Foundation") of which Huizenga is the President and a director. The Foundation has, from time to time, made, and may, from time to time in the future, make, gifts of shares of Common Stock to charitable organizations. As of the date of this Amendment No. 12, the Foundation holds 166,983 shares of Common Stock. The reporting persons disclaim beneficial ownership of the shares of Common Stock which may now or in the future be held by the Foundation and the inclusion of such shares in any statement filed by, or on behalf of, any of the reporting purposes shall not be construed as an admission that any of the reporting persons is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of such shares.

         (b) HI One has the right to acquire beneficial ownership of 314,666 shares of Common Stock within 60 days pursuant to the Entities Warrants held by it.

         (c) HI Two has the right to acquire 144,000 shares of Common Stock within 60 days pursuant to the Entities Warrants held by it.

         (d) HI Three has the right to acquire 74,667 shares of Common Stock within 60 days pursuant to the Entities Warrants held by it.

         Such shares of Common Stock represent in the aggregate approximately
11.11 percent of the oustanding shares of Common Stock, calculated in accordance with rule 13d-3 under the Exchange

                                                              Page 5 of 12 Pages

Act (based on 161,338,369 shares of Common Stock outstanding as of November 30, 1991, which number includes the shares of which the reporting persons have the right to acquire beneficial ownership within 60 days).

         On November 29, 1991, HHI transferred, as a capital contribution to Florida Marlins Baseball, Ltd., a Florida limited partnership which Huizenga controls ("Marlins"), all 785,000 Entities Warrants owned by HHI.

         On November 29, 1991, in connection with a personal investment of Huizenga, Marlins transferred to a corporation in which Huizenga owns a 50% equity interest ("Transferee") all 785,000 Entities Warrants which it received from HHI (the "HHI Warrants"). In connection with this transfer, Huizenga agreed (i) to purchase any shares of Common Stock held by Transferee following exercise of HHI Warrants which cannot be sold under certain circumstances and
(ii) to indemnify and hold harmless Transferee for certain liabilities, if any, arising in connection with the sale of such shares of Common Stock. Also in connection with this transfer, Huizenga agreed to certain contractual restrictions, which specifically exclude him or his representatives on the board of directors of Transferee, including Carl F. Barger, a director of the Company, from any direct or indirect control over decisions regarding the disposition of the HHI Warrants, or, following the exercise thereof, the vote of and/or the disposition of the underlying Common Stock.

         The shares of Common Stock underlying the HHI Warrants

                                                              Page 6 of 12 Pages

(the "Shares") have been previously registered for resale under the 1933 Act by persons receiving such Shares upon exercise thereof. The reporting persons have been advised that, as permitted in the prospectus covering the Shares, the Company has given its consent to the use by Transferee of the prospectus in connection with resales of the Shares.

         Except as set forth in this Amendment No. 12, none of the reporting persons has effected, for his or its own account, any transactions in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended to add the following paragraph:

         As previously noted, Huizenga is the controlling stockholder of each of the Entities. Accordingly, Huizenga has the power to direct the disposition of the Entities Warrants held by them, or, following the exercise thereof, the vote of and/or the disposition of the underlying Common Stock. In connection with the transfer of the HHI Warrants, Huizenga entered into certain agreements with Transferee as more particularly described in Item 5 of this Amendment No. 12.

Item 7.  Material to be filed as Exhibits.

         Exhibit 21 - Certain Provisions Re: Transferee Warrants

                                                              Page 7 of 12 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 4, 1991

Signature:  /s/ H. Wayne Huizenga

     Name:  H. Wayne Huizenga

                                                                 Attachment # 14
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 13)*

                     Blockbuster Entertainment Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  093676-10-4
                                 (CUSIP Number)

                               Thomas W. Hawkins
                     Blockbuster Entertainment Corporation
                          901 East Las Olas Boulevard,
                         Fort Lauderdale, Florida 33301
                                 (305) 524-8200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 21, 1992
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                                        Page 2 of 6 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H. Wayne Huizenga

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF         7       SOLE VOTING POWER
 SHARES                   16,608,454
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                  0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                 16,608,454
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,608,454

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / X /



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.64

14       TYPE OF REPORTING PERSON*

         IN

                                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 093676-10-4                                        Page 2A of 6 Pages



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Huizenga Investments One, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

NUMBER OF         7       SOLE VOTING POWER
 SHARES                   0
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                  0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                 0
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /X/


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0

14       TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                                       Page 2B of 6 Pages



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Huizenga Investments Two, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

NUMBER OF         7       SOLE VOTING POWER
 SHARES                   0
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                  0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                 0
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /X/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0

14       TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                                        Page 2C of 6 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Huizenga Investments Three, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

NUMBER OF         7       SOLE VOTING POWER
 SHARES                   0
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                  0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                 0
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /X/


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0

14       TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                                      Page 2D of 6 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Huizenga Holdings, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

NUMBER OF         7       SOLE VOTING POWER
 SHARES                   0
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                  0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                 0
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /X/


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0

14       TYPE OF REPORTING PERSON*

         CO

                                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages

                        Amendment No. 13 to Schedule 13D

         This Amendment No. 13 to Schedule 13D, as amended and as previously filed with the Securities and Exchange Commission (the "Commission") by H. Wayne Huizenga, is being filed to report the changes stated below. Other than as set forth in this Amendment No. 13, the original Schedule 13D, as amended, and exhibits thereto, as previously filed with the Commission, are incorporated herein by reference. Unless otherwise specified, all terms referred to herein shall have the meanings ascribed to them in such Schedule 13D, as amended.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended to report that:

         The funds used by Huizenga to acquire the Common Stock described in
Item 5 ($6,292,800) were provided by his own personal funds.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to report that:

         The purpose of the acquisition of the Common Stock by Huizenga described in Item 5 was to exercise warrants that otherwise would have expired.

Item 5.  Interest in Securities of Issuer.

         Item 5 is hereby amended to report that:

         As of the date of this Amendment No. 13, the reporting persons beneficially own, and have power to vote or direct the vote of and dispose or direct the disposition of, shares of Common Stock, and

                                                               Page 4 of 6 Pages

have the right to acquire beneficial ownership of shares of Common Stock within 60 days as follows:

         Huizenga beneficially owns and has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 12,233,387 shares of Common Stock and has the right to acquire beneficial ownership of an additional 4,375,067 shares of Common Stock within 60 days. Such shares of Common Stock represent in the aggregate approximately 9.64 percent of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 172,267,312 shares of Common Stock outstanding as of February 19, 1992, which number includes the shares of which Huizenga has the right to acquire beneficial ownership within 60 days).

         Huizenga has, from time to time, made, and may, from time to time in the future, make, gifts of shares of Common Stock to the Huizenga Family Foundation (the "Foundation") of which Huizenga is the President and a director. The Foundation has, from time to time, made, and will, from time to time in the future, continue to make, gifts of shares of Common Stock to charitable organizations. As of the date of this Amendment No. 11, the Foundation holds 166,983 shares of Common Stock. The reporting persons disclaim beneficial ownership of the shares of Common Stock which may now or in the future be held by the Foundation and the inclusion of such shares in any statement filed by, or on behalf of, any of the reporting purposes shall not be construed as an admission that any of the reporting persons is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of such shares.

                                                               Page 5 of 6 Pages

         On February 12, 1992, Huizenga, through the exercise of warrants held by him, acquired a total of 5,138,323 shares of Common Stock (the "Shares") at exercise prices of $1.3125 per Share (3,333,328 Shares) and $1.0625 per Share (1,804,995 Shares), respectively. On February 21, 1992, Huizenga sold 2,000,000 of the Shares to Electris Finance S.A., a subsidiary of Philips Electronics N.V. at a price of $13.50 per Share.

         On January 2, 1992 and February 17, 1992, Huizenga was granted options to purchase 155,067 shares of Common Stock, at an exercise price of $11.35 per share and 300,000 shares of Common Stock at an exercise price of $13.75 per share, respectively. The aforesaid options have a term of ten years from the date of grant and are exercisable at any time on or after the date of grant within the ten year term.

         In December 1991, HI One, HI Two and HI Three exercised all of the Entities Warrants held by them, using their own respective internal funds, and subsequently sold the Common Stock acquired on exercise of the Entities Warrants.

         Except as set forth in this Amendment No. 13, none of the reporting persons has effected, for his or its own account, any transactions in the Common Stock during the past 60 days.

                                                               Page 6 of 6 Pages

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 25, 1992

Signature:       /s/ H. Wayne Huizenga

Name:    H. Wayne Huizenga

                                                                Attachment # 15
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 14)*


                    BLOCKBUSTER ENTERTAINMENT CORPORATION
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)


                                 093676-10-4
                                (CUSIP Number)

                              Thomas W. Hawkins
                    Blockbuster Entertainment Corporation
            One Blockbuster Plaza, Fort Lauderdale, Florida 33301
                                (305) 832-3191
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               August 11, 1992
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 093676-10-4                              Page  2  of  5  Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H. Wayne Huizenga

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                           (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF         7       SOLE VOTING POWER
 SHARES                           15,108,454
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                          0
 EACH             9       SOLE DISPOSITIVE POWER
REPORTING                         15,108,454
 PERSON          10       SHARED DISPOSITIVE POWER
 WITH                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,108,454

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /X/



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8

14       TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        Amendment No. 14 to Schedule 13D

         This Amendment No. 14 to Schedule 13D, as amended and as previously filed with the Securities and Exchange Commission (the "Commission") by
H. Wayne Huizenga (hereinafter referred to as the "reporting person"), is being filed to report the changes stated below. Other than as set forth in this Amendment No. 14, the original Schedule 13D, as amended, and exhibits thereto, as previously filed with the Commission, are incorporated herein by reference. Unless otherwise specified, all terms referred to herein shall have the meanings ascribed to them in such Schedule 13D, as amended.

Item 5.  Interest in Securities of Issuer.

         Item 5 is hereby amended to report that:

         On August 11, 1992, the reporting person sold 1,000,000 shares of Common Stock in transactions on the New York Stock Exchange at a price of $12.375 per share. On August 12, 1992, the reporting person sold 200,000 shares and 300,000 shares, respectively, of Common Stock in transactions on the New York Stock Exchange at prices of $12.50 and $12.375, respectively.

         As of the date of this Amendment No. 14, the reporting person beneficially owns and has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 10,733,387 shares of Common Stock and has the right to acquire beneficial ownership of an additional 4,375,067 shares of Common Stock within 60 days. Such shares of Common Stock represent in the aggregate approximately 8 percent of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 189,160,970 shares of Common Stock outstanding as of July 31, 1992, which number includes the shares of which the reporting person has the right to acquire beneficial ownership within 60 days).

         The reporting person has, from time to time, made, and may, from time to time in the future, make, gifts of shares of Common Stock to the Huizenga Family Foundation (the "Foundation") of which the reporting person is the President and a director. The Foundation has, from time to time, made, and may, from time to time in the future, make, gifts of shares of Common Stock to charitable organizations. As of the date of this Amendment No. 14, the Foundation holds 166,983 shares of Common Stock. The reporting person disclaims beneficial ownership of the shares of Common Stock which may now or in the future be held by the Foundation and the inclusion of such shares in any statement filed by, or on behalf of, the reporting person shall not be construed as an admission that the reporting person is, for the purposes of
Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of such shares.

         Except as set forth in this Amendment No. 14, the reporting person has not effected, for his own account, any transactions in the Common Stock during the past 60 days.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   August 17, 1992



Signature: /s/ H. Wayne Huizenga

     Name:  H. Wayne Huizenga